SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



For the month of                     September                         2006
                        --------------------------------------        ----------
Commission File Number               000-51034
                        --------------------------------------

                           ACE Aviation Holdings Inc.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

      5100 de Maisonneuve Boulevard West, Montreal, Quebec, Canada, H4A 3T2
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

         Form 20-F                       Form 40-F         X
                   ----------------                ----------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                             No         X
              ------------------            ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_____________

================================================================================

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                                 DOCUMENT INDEX

Documents
---------

1        Notice of Special Meeting of Shareholders and Management Proxy Circular

2        Proxy (for use by holders of Class A Variable Voting Shares only)

3        Proxy (for use by holders of Class B Voting Shares only)

This Report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 of the Registrant, which were originally filed with the Securities and Exchange Commission on February 8, 2005 (File No. 333-122635) and on October 26, 2005 (File No. 333-129248).

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                                                                      Document 1


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                           [ACE AVIATION LOGO OMITTED]




                         SPECIAL MEETING OF SHAREHOLDERS
                          TO BE HELD ON OCTOBER 5, 2006




                            NOTICE OF SPECIAL MEETING
                               OF SHAREHOLDERS AND
                                MANAGEMENT PROXY
                                    CIRCULAR




                                 August 31, 2006

                           [ACE AVIATION LOGO OMITTED]


August 31, 2006

Dear shareholders of ACE Aviation:

     We cordially invite you to attend the special meeting of shareholders of ACE Aviation Holdings Inc. ("ACE Aviation") to be held commencing at 9:30 a.m. (Montreal time) on Thursday, October 5, 2006, at the International Civil Aviation Organization (ICAO) Conference Centre, 999 University Street, Montreal, Quebec.

     At the meeting, shareholders of ACE Aviation will be asked to consider and vote on a special resolution approving a statutory arrangement pursuant to section 192 of the Canada Business Corporations Act granting authority to the board of directors of ACE Aviation to proceed with special distributions of securities of subsidiaries or investee entities of ACE Aviation or cash by way of reduction of the stated capital of the Class A variable voting shares, Class B voting shares and the preferred shares of ACE Aviation. Pursuant to the arrangement, ACE Aviation intends to proceed with an initial distribution to its shareholders of units of Aeroplan Income Fund representing a portion of its interest in Aeroplan Limited Partnership.

     To be effective, the arrangement must be approved by a resolution passed by at least two-thirds of the votes cast at the special meeting. The arrangement is also subject to certain customary conditions, as well as the approval of the Superior Court of Quebec. The Board of Directors has unanimously approved the arrangement and unanimously recommends that shareholders of ACE Aviation vote FOR the resolution approving the arrangement.

     The accompanying notice of special meeting and management proxy circular describe the arrangement and include certain additional information to assist you in considering how to vote on the special resolution. You are urged to read this information carefully and, if you require assistance, to consult your financial, legal or other professional advisor.

     Your vote is important regardless of the number of shares of ACE Aviation you own. If you are unable to be present at the meeting in person, we encourage you to take the time now to complete, sign, date and return the enclosed form of proxy so that your shares can be voted at the meeting in accordance with your instructions.

     Subject to obtaining the approval of the Superior Court of Quebec and satisfying other customary conditions, including the approval of shareholders of ACE Aviation, it is anticipated that the arrangement will be effective on or about October 13, 2006.

     If you have any questions, please contact ACE Aviation's Investors Relations department at 514.422.7837, or CIBC Mellon Trust Company, ACE Aviation's transfer agent and registrar, at 1.800.387.0825.

     On behalf of ACE Aviation, we would like to thank all of our shareholders for their ongoing support as we prepare to take part in this important step in the implementation of ACE Aviation's strategy.

Sincerely,


/S/ Robert A. Milton                                        /S/ Michael M. Green

Robert A. Milton                                            Michael M. Green
Chairman, President and Chief Executive Officer             Lead Director

                           ACE AVIATION HOLDINGS INC.

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                           to be held October 5, 2006

     NOTICE IS HEREBY GIVEN that, pursuant to an interim order (the "Interim Order") of the Superior Court of Quebec (the "Court") dated August 31, 2006, a special meeting of the shareholders of ACE Aviation Holdings Inc. ("ACE Aviation") will be held at the International Civil Aviation Organization (ICAO) Conference Centre, 999 University Street, Montreal, Quebec, on Thursday, October 5, 2006 at 9:30 a.m. (Montreal time) for the following purposes:

     (a) to consider pursuant to the Interim Order and, if deemed advisable, to pass, with or without variation, a special resolution to approve an arrangement under section 192 of the Canada Business Corporations Act granting authority to the board of directors of ACE Aviation to proceed with special distributions of securities of subsidiaries or investee entities of ACE Aviation or cash by way of reduction of the stated capital of the Class A variable voting shares, Class B voting shares and preferred shares of ACE Aviation, including an initial special distribution of units of Aeroplan Income Fund (the "Arrangement"); and

     (b) to transact such other business as may properly be brought before the meeting or any adjournment thereof.

     The full text of the special resolution is set out in Appendix A to the accompanying management proxy circular dated August 31, 2006 (the "Proxy Circular") and the Arrangement is described therein. A form of proxy for each of the Class A variable voting shares and Class B voting shares also accompanies this notice of special meeting.

     The record date for determination of shareholders of ACE Aviation entitled to receive notice of and to vote at the meeting is September 1, 2006.

     Pursuant to the Interim Order, registered shareholders of ACE Aviation have the right to dissent with respect to the special resolution to approve the Arrangement and, if the special resolution is adopted and the Arrangement becomes effective, to be paid an amount equal to the fair value of their shares of ACE Aviation in accordance with the provisions of the Interim Order. The right of a registered shareholder of ACE Aviation to dissent is more particularly described in the accompanying Proxy Circular. Failure to strictly comply with the requirements set forth in the Interim Order may result in the loss of any right of dissent.

     As a shareholder of ACE Aviation, it is very important that you read this material carefully and vote your shares, either by proxy or in person at the meeting.

     The following pages tell you more about how to exercise your right to vote your shares and provide additional information relating to the matters to be dealt with at the meeting.

     DATED this 31st day of August 2006.



                                              BY ORDER OF THE BOARD OF DIRECTORS

                                              /S/ Carolyn M. Hadrovic

                                              Carolyn M. Hadrovic
                                              Corporate Secretary

                                TABLE OF CONTENTS

MANAGEMENT PROXY CIRCULAR......................................................5

     Introduction..............................................................5
     Currency and Exchange Rates...............................................5
     Incorporation by Reference................................................5
     Forward-looking Statements................................................6
     Information for U.S. Shareholders of ACE Aviation.........................7

SUMMARY........................................................................8

     The Meeting...............................................................8
     The Arrangement...........................................................8
     The Initial Special Distribution..........................................8
     U.S. Shareholders of ACE Aviation.........................................9
     Reasons for the Arrangement...............................................9
     Recommendation of the Board...............................................9
     Required Approvals........................................................9
     Aeroplan Income Fund.....................................................10
     Certain Canadian Federal Income Tax Considerations.......................11
     Certain United States Federal Income Tax Considerations..................11

INFORMATION CONCERNING VOTING AT THE MEETING..................................12

     Your Vote is Important...................................................12
     Voting...................................................................12
     How to Vote - Registered Shareholders....................................12
     How to Vote - Non-Registered Shareholders................................13
     How to Vote - Employees Holding Shares under the Employee Share
     Purchase Plan of ACE Aviation............................................14
     Completing the Form of Proxy.............................................15
     Voting Shares and Quorum.................................................16
     Restrictions on Voting Securities........................................16
     Principal Shareholders...................................................17
     Advice to Non-Registered Shareholders of ACE Aviation....................18

THE PLAN OF ARRANGEMENT.......................................................19

     General..................................................................19
     Background to the Plan of Arrangement....................................19
     Reasons for the Plan of Arrangement......................................20
     Procedure for the Arrangement Becoming Effective.........................21
     Required Approvals for the Plan of Arrangement...........................22
     Certain Canadian Federal Income Tax Considerations.......................22
     Certain United Stated Federal Income Tax Considerations..................23
     Recommendation of the Board..............................................23
     Timing...................................................................23
     Canadian Regulatory Matters..............................................23
     U.S. Regulatory Matters..................................................23
     Legal Matters............................................................24

DISSENTING SHAREHOLDERS' RIGHTS...............................................25

THE INITIAL SPECIAL DISTRIBUTION..............................................27

     Overview.................................................................27
     Details of the Initial Special Distribution..............................27
     Aeroplan Income Fund.....................................................29
     Certain Canadian Federal Income Tax Considerations.......................30
     Certain United States Federal Income Tax Considerations..................32

OTHER IMPORTANT INFORMATION...................................................35

     Indebtedness of Directors and Officers...................................35
     Interest of Management and Others in Material Transactions...............35
     Chairman's Prerogative...................................................35
     Auditors.................................................................35
     Additional Information...................................................35
     Mail Service Interruption................................................36

GLOSSARY......................................................................37


APPENDIX A - ARRANGEMENT RESOLUTION..........................................A-1


APPENDIX B - PLAN OF ARRANGEMENT.............................................B-1


APPENDIX C - INTERIM ORDER...................................................C-1


APPENDIX D - DISSENT RIGHTS..................................................D-1

                           [ACE AVIATION LOGO OMITTED]

                            MANAGEMENT PROXY CIRCULAR

Introduction

     This Proxy Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of ACE Aviation for use at the meeting and any adjournment(s) or postponement(s) thereof. No person has been authorized to give any information or make any representation in connection with the special resolution or the Arrangement or any other matters to be considered at the meeting other than those contained in this Proxy Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

     In addition to solicitation by mail, employees or agents of ACE Aviation may solicit proxies by telephone or by other means. The cost of any such solicitation will be borne by ACE Aviation. ACE Aviation may also reimburse brokers and other persons holding shares in their names, or in the names of nominees, for their costs incurred in sending proxy materials to beneficial owners and obtaining their proxies or voting instructions.

     All summaries of, and references to, the Arrangement in this Proxy Circular are qualified in their entirety by reference to the complete text of the Plan of Arrangement, a copy of which is attached as Appendix B to this Proxy Circular.

     All capitalized terms used in this Proxy Circular but not otherwise defined herein have the meanings set forth under "Glossary". Information contained in this Proxy Circular is given as of August 29, 2006 unless otherwise specifically stated.

Currency and Exchange Rates

     Unless otherwise indicated, all dollar amounts in this Proxy Circular are expressed in Canadian dollars.

     On August 29, 2006, the exchange rate for one Canadian dollar expressed in United States dollars based on the noon spot rate of the Bank of Canada was US$0.9005.

Incorporation by Reference

     Information has been incorporated by reference in this Proxy Circular from documents filed by Aeroplan Income Fund with securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on Aeroplan's website at www.aeroplan.com or on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

     The information concerning Aeroplan Income Fund contained in this Proxy Circular and in the documents incorporated by reference is based upon publicly available documents and records of Aeroplan Income Fund on file with Canadian securities regulatory authorities and other public sources and has not been independently verified by ACE Aviation. Although ACE Aviation has no knowledge that would indicate that any of the statements contained herein and taken from or based on such information are untrue or incomplete, ACE Aviation does not assume any responsibility for the accuracy or completeness of such information, or for any failure by Aeroplan Income Fund to publicly disclose events or acts that may have occurred or that may affect the significance or accuracy of any such information and that are unknown to ACE Aviation.

     The following documents of Aeroplan Income Fund, filed by Aeroplan Income Fund with the various Canadian securities regulatory authorities in each of the provinces and territories of Canada, are specifically incorporated by reference into, and form an integral part of, this Proxy Circular:

     o Initial Annual Information Form of Aeroplan Income Fund dated March 2, 2006;

     o Audited Consolidated Financial Statements of Aeroplan Income Fund as at December 31, 2005 and for the period from commencement of operations, May 12, 2005, to December 31, 2005, together with the notes thereto and the auditors' report thereon;

     o Audited Consolidated Financial Statements of Aeroplan Limited Partnership as at December 31, 2005 and 2004 and for the years then ended, together with the notes thereto and the auditors' report thereon;

     o Management's Discussion and Analysis of the financial condition and results of operations of Aeroplan Income Fund for the year ended December 31, 2005 and for the period from commencement of operations, May 12, 2005, to December 31, 2005, and of Aeroplan Limited Partnership for the years ended December 31, 2005 and 2004;

     o Unaudited Consolidated Financial Statements of Aeroplan Income Fund for the periods ended March 31, 2006 and June 30, 2006, together with the notes thereto;

     o Unaudited Consolidated Financial Statements of Aeroplan Limited Partnership for the periods ended March 31, 2006 and June 30, 2006, together with the notes thereto;

     o Management's Discussion and Analysis of the financial condition and results of operations of Aeroplan Income Fund for the periods ended March 31, 2006 and June 30, 2006 and of Aeroplan Limited Partnership for the periods ended March 31, 2006 and June 30, 2006; and

     o Proxy Circular of Aeroplan Income Fund dated March 28, 2006 relating to the annual meeting of unitholders of Aeroplan Income Fund held on May 29, 2006.

     Any statement contained in this Proxy Circular or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for the purposes of this Proxy Circular, to the extent that a statement contained herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Proxy Circular.

Forward-looking Statements

Initial Special Distribution

     The Initial Special Distribution is a proposed transaction. Throughout this Proxy Circular, descriptions of the Initial Special Distribution are made on a prospective basis assuming the Initial Special Distribution will be completed. The completion of the Initial Special Distribution is subject to a number of conditions which are described in this Proxy Circular and there is no assurance that such conditions will be fulfilled.

Other Statements

     This Proxy Circular also contains other forward-looking statements. All statements other than statements of historical fact contained in this Proxy Circular are forward-looking statements. Such statements include words such as "believe", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to the timing of the final order of the Court approving the Arrangement (the "Final Order") and the effective date of the Arrangement. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including those discussed elsewhere in this Proxy Circular. Although ACE Aviation believes that the expectations represented in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.

     The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this Proxy Circular are made as of the date of this Proxy Circular and ACE Aviation undertakes no obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise.

Information for U.S. Shareholders of ACE Aviation

     No Distributed Securities will be distributed to U.S. Shareholders other than Qualified U.S. Shareholders of ACE Aviation. See "The Plan of Arrangement -- U.S. Regulatory Matters".

     U.S. Shareholders will be sent a Qualified Purchaser Certification prior to the effective date of a Special Distribution. In order to receive Distributed Securities, a U.S. Shareholder will be required to complete and submit the Qualified Purchaser Certification certifying its status as a Qualified Purchaser. A U.S. Shareholder that is not a Qualified Purchaser or that does not submit a properly completed and executed Qualified Purchaser Certification certifying such U.S. Shareholder's status as a Qualified Purchaser on or prior to a date to be specified for each Special Distribution will not receive Distributed Securities but will instead receive the net cash proceeds of the sale on its behalf of Distributed Securities. The definition of "Qualified Purchaser" will vary depending upon the nature of the Distributed Securities and the status of available exemptions under U.S. state securities laws. See "The Plan of Arrangement -- U.S. Regulatory Matters".

     The Distributed Securities to be issued and distributed under the Special Distributions pursuant to the Arrangement have not been and will not be registered under the United States Securities Act of 1933 (the "1933 Act"), and will be issued and distributed in reliance on the exemption from registration set forth in Section 3(a)(10) thereof. The Distributed Securities will not be listed for trading on any United States stock exchange, and any offers to resell or resales of Distributed Securities received under any Special Distribution by persons who, immediately prior to the Special Distributions, were "affiliates" (generally, controlling persons or members of a control group) of ACE Aviation or who, after the completion of the Special Distributions, are "affiliates" of either ACE Aviation or the subsidiary of ACE Aviation whose securities are the subject of the Special Distribution, may be subject to resale restrictions under the 1933 Act. ACE Aviation is a Canadian corporation and the solicitation of proxies for the meeting is not subject to the requirements of section 14(a) of the United States Securities Exchange Act of 1934 (the "1934 Act"). Accordingly, the solicitation and transactions contemplated in this Proxy Circular are made in accordance with Canadian corporate and securities laws, and this Proxy Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. U.S. Shareholders should be aware that such requirements are different from those of the United States applicable to registration statements under the 1933 Act and proxy statements under the 1934 Act. The financial statements of Aeroplan Income Fund and Aeroplan Limited Partnership incorporated by reference in this Proxy Circular have been prepared in accordance with Canadian GAAP and are subject to Canadian auditing and auditor independence standards which differ from United States GAAP in certain material respects, and thus may not be comparable in all respects to financial statements prepared in accordance with United States GAAP. Likewise, information concerning ACE Aviation and Aeroplan Income Fund contained herein or incorporated herein by reference has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards.

     U.S. tax considerations generally applicable to U.S. Shareholders have been included in this Proxy Circular under the heading "The Plan of Arrangement -- Certain United States Federal Income Tax Considerations" and "The Initial Special Distribution - Certain United States Federal Income Tax Considerations". Nonetheless, U.S. Shareholders are advised to consult their tax advisors to determine the particular tax consequences to them of the Special Distributions.

     The enforcement by investors of civil liabilities under United States securities laws may be affected adversely by the fact that ACE Aviation is organized under the laws of Canada, that the majority of the officers and the directors of ACE Aviation are residents of countries other than the United States, that the experts named in this Proxy Circular are residents of countries other than the United States, and that a substantial portion of the assets of ACE Aviation and such persons are located outside the United States. In addition, the enforcement by investors of civil liabilities under United States securities laws may be affected adversely by the fact that the subsidiaries or investee entities of ACE Aviation, the securities of which would be distributed under a Special Distribution, may be organized under the laws of Canada, that the majority of the officers and the directors of such subsidiaries or investee entities may be residents of countries other than the United States and that a substantial portion of the assets of such subsidiaries or investee entities and such persons may be located outside the United States.

THE DISTRIBUTED SECURITIES THAT MAY BE ISSUED AND DISTRIBUTED UNDER THE SPECIAL DISTRIBUTIONS HAVE NEITHER BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITY IN ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY SUCH AUTHORITY PASSED ON THE ADEQUACY OR ACCURACY OF THIS PROXY CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

                                     SUMMARY

     The following is a summary of certain information contained elsewhere in this Proxy Circular, including the Appendices hereto, and is qualified in its entirety by reference to the more detailed information contained or referred to elsewhere in this Proxy Circular or in the Appendices hereto. Terms with initial capital letters used in this summary are defined in the "Glossary".

The Meeting

     The meeting will be held at the International Civil Aviation Organization
(ICAO) Conference Centre, 999 University Street, Montreal, Quebec, on Thursday, October 5, 2006, at 9:30 a.m. (Montreal time). The purpose of the meeting is for shareholders of ACE Aviation to consider and, if deemed advisable, to pass the Arrangement Resolution approving the Arrangement granting authority to the Board to proceed with special distributions of securities of subsidiaries or investee entities of ACE Aviation or cash in consideration and exchange for a reduction of the stated capital of the Class A variable voting shares, the Class B voting shares and the preferred shares of ACE Aviation.

The Arrangement

     The Board is proposing to the shareholders of ACE Aviation to approve the Plan of Arrangement which will give it the authority, if deemed appropriate by the Board without further act on the part of the shareholders, to make from time to time one or more special distribution(s) of securities of subsidiaries or investee entities of ACE Aviation or cash to the shareholders in consideration and exchange for a reduction of the stated capital of the Class A variable voting shares, Class B voting shares and preferred shares. Under the Plan of Arrangement, the Board will have the authority to make one or more special distributions by way of reduction of stated capital in an amount of up to $2 billion in the aggregate.

     Except for the Initial Special Distribution described below, the Board has not determined at this time to make any particular Special Distribution to shareholders or to pursue any course of action which could utilize the flexibility provided by the Plan of Arrangement. There is no guarantee that the Board will act on the authority granted to it by the shareholders, assuming the Arrangement is implemented, or that a reduction of capital will actually be effected or that one or more additional Special Distributions will be made to shareholders. Although the Arrangement would permit the payment of distributions in securities of subsidiaries or investee entities of ACE Aviation or cash, determining to proceed with any such action will involve a careful review of ACE Aviation's financial position and liquidity requirements, and a number of other considerations.

     The Court approval pursuant to the Final Order will cover the Initial Special Distribution and any additional Special Distributions. Any additional Special Distribution will be effected without further shareholder approval and, except as determined by discretion of the Board, under the same procedure as that applicable to the Initial Special Distribution described under "The Initial Special Distribution -- Details of the Initial Special Distribution". The specific terms of each additional Special Distribution, if any, will be announced by press release at least seven business days prior to the record date to determine shareholders eligible to participate in such Special Distribution. For additional details, see "The Plan of Arrangement".

The Initial Special Distribution

     In the context of the Arrangement, the Board has determined to proceed with an Initial Special Distribution of units of Aeroplan Income Fund ("Aeroplan Fund Units") to the holders of Class A variable voting shares, Class B voting shares and preferred shares (on an as-converted basis) of ACE Aviation, subject to obtaining the required advance income tax ruling or opinion from the CRA. The Aeroplan Fund Units to be distributed pursuant to the Initial Special Distribution will represent a portion of ACE Aviation's interest in Aeroplan Limited Partnership. Further details with respect to the Initial Special Distribution, including the amount and distribution ratio of the Initial Special Distribution and the record date to determine shareholders eligible to participate in the Initial Special Distribution (the "Initial Special Distribution Record Date") will be announced by press release at least seven business days prior to the Initial Special Distribution Record Date.

     The Initial Special Distribution of Aeroplan Fund Units will be made by way of reduction of the stated capital of the Class A variable voting shares, Class B voting shares and preferred shares of ACE Aviation. Completion of the Initial Special Distribution is subject to receipt of an advance income tax ruling or opinion from the CRA confirming that the Initial Special Distribution will be treated as a return of capital, unless such condition is waived by ACE Aviation. The Initial Special Distribution Record Date shall be no later than three months following the Arrangement Effective Date.

     Registered shareholders otherwise entitled to a fractional interest in an Aeroplan Fund Unit and registered shareholders otherwise entitled to less than 50 Aeroplan Fund Units pursuant to the Initial Special Distribution will not receive Aeroplan Fund Units pursuant to the Initial Special Distribution. Such registered shareholders will rather receive a cash payment in Canadian dollars equal to their pro rata portion of the net proceeds after expenses received by the Sale Trustee upon the sale of the aggregate of all Aeroplan Fund Units to be sold by the Sale Trustee in connection with the Initial Special Distribution. For additional details, see "The Initial Special Distribution".

U.S. Shareholders of ACE Aviation

     Each U.S. Shareholder of ACE Aviation who otherwise satisfies the requirements for treatment as a Qualified U.S. Shareholder of ACE Aviation will receive Distributed Securities with respect to a Special Distribution (including the Initial Special Distribution) under the Arrangement. In order to receive Distributed Securities with respect to a Special Distribution, a U.S. Shareholder will be required to complete and submit (and not withdraw) the Qualified Purchaser Certification certifying its status as a Qualified Purchaser with respect to such Special Distribution. A U.S. Shareholder that is not a Qualified Purchaser or that does not submit a properly completed and executed Qualified Purchaser Certification certifying such U.S. Shareholder's status as a Qualified Purchaser on or prior to a date to be specified for each Special Distribution will receive the net cash proceeds of the sale on its behalf of Distributed Securities instead of receiving Distributed Securities. See "The Plan of Arrangement -- U.S. Regulatory Matters".

Reasons for the Arrangement

     As a further step in the implementation of its value enhancement strategy, ACE Aviation is proposing to its shareholders to approve the Plan of Arrangement in order to grant to the Board the authority to proceed with Special Distributions, including the Initial Special Distribution. The Board is of the view that proceeding with Special Distributions by way of return of capital will be beneficial to the shareholders of ACE Aviation for the following reasons:

         o In view of the success to date of its value surfacing strategy and of transactions such as the initial public offerings of Aeroplan Income Fund and Jazz Air Income Fund, ACE Aviation is in a position to transfer value to its shareholders by proceeding with the Initial Special Distribution of Aeroplan Fund Units. Furthermore, the Aeroplan Fund Units to be distributed to the shareholders of ACE Aviation under the Initial Special Distribution will entitle their holders to receive any monthly distributions declared on such units which are currently being received by ACE Aviation;

         o Under the authority to be granted pursuant to the Plan of Arrangement, the Board will be in a position to further reward shareholders by transferring value to them on a tax effective basis, if deemed appropriate by the Board taking into account value surfacing transactions and the financial condition of ACE Aviation; and

         o Subject to receipt of favourable tax rulings or opinions from the CRA for each Special Distribution and the enactment of the Proposed Amendments, the Special Distributions will be treated as returns of capital from a Canadian tax point of view, the Canadian income tax consequences of which will be more favourable than receiving similar distributions by way of dividends (see "Certain Canadian Federal Income Tax Considerations").

Recommendation of the Board

     The Board has unanimously approved the Arrangement and unanimously recommends that shareholders vote in favour of the Arrangement Resolution.

Required Approvals

     Completion of the Plan of Arrangement is subject to receipt of certain regulatory and other approvals, including approval by shareholders of ACE Aviation and the Court. The approval of the Arrangement Resolution by the shareholders and the Court approval pursuant to the Final Order will cover the Initial Special Distribution and any additional Special Distribution. No further approval from the shareholders of ACE Aviation or the Court will be obtained with respect to such distributions. Further details in respect of certain of these approvals are set out below.

Approval of Shareholders of ACE Aviation

     Under the Interim Order, the Arrangement Resolution must be approved by at least two-thirds of the votes cast at the meeting by shareholders of ACE Aviation. See "Information Concerning Voting at the Meeting -- Restrictions on Voting Securities" for a description of the respective voting rights of the Class A variable voting shares, Class B voting shares and preferred shares of ACE Aviation.

Approval of the Court

     If the Arrangement Resolution is passed by shareholders of ACE Aviation at the meeting in the manner required by the Interim Order, ACE Aviation intends to apply to the Court for the Final Order. An application for the Final Order approving the Arrangement is expected to be made on October 6, 2006 at 9:00 a.m. (Montreal time) at the Courthouse, 1 Notre-Dame Street East, Montreal, Quebec or on any other date notified by ACE Aviation to the shareholders by way of news release issued at least 10 days prior to such date.

     To the extent that the Final Order is granted shortly following the meeting in form and substance satisfactory to ACE Aviation, and all other conditions precedent to the Arrangement set forth below under "The Plan of Arrangement -- Conditions Precedent to the Arrangement" are satisfied, ACE Aviation expects that the Arrangement would become effective on or about October 13, 2006.

     On the application, the Court will consider the fairness and the reasonableness of the Arrangement. The Final Order will constitute the basis for an exemption from the registration requirements of the 1933 Act with respect to the Distributed Securities to be transferred to U.S. Shareholders of ACE Aviation other than Non-Qualified U.S. Shareholders under the Special Distributions. Prior to the hearing on the Final Order, the Court will be informed of this effect of the Final Order.

Aeroplan Income Fund

     Aeroplan is Canada's premier loyalty marketing company. Aeroplan provides its commercial partners with loyalty marketing services to attract and retain customers and stimulate demand for these partners' products and services. Aeroplan offers its approximately five million active members the ability to accumulate Aeroplan miles throughout its partner network through purchases of products and services. Aeroplan sells Aeroplan miles to its extensive network of over 60 commercial partners, representing over 100 brands, in the financial services, travel services and consumer products and services industries. Once members have accumulated a sufficient number of Aeroplan miles, they can redeem such Aeroplan miles for air travel and other attractive rewards. Upon the redemption of Aeroplan miles by its members, Aeroplan incurs the cost to acquire the desired reward.

     The Aeroplan Fund Units are traded on the Toronto Stock Exchange under the symbol AER.UN. Aeroplan Income Fund currently indirectly holds 24.7% of the limited partnership units of Aeroplan Limited Partnership, the entity operating the Aeroplan loyalty marketing program. ACE Aviation holds the remainder of the limited partnership units of Aeroplan Limited Partnership.

     An unlimited number of Aeroplan Fund Units may be issued pursuant to the declaration of trust governing Aeroplan Income Fund. Each Aeroplan Fund Unit is transferable and represents an equal undivided beneficial interest in any distributions from Aeroplan Income Fund and in the net assets of Aeroplan Income Fund in the event of termination or winding-up of Aeroplan Income Fund. All Aeroplan Fund Units are of the same class with equal rights and privileges. The Aeroplan Fund Units entitle the holders thereof to one vote for each whole unit held at all meetings of unitholders.

     The rights of the holders of Aeroplan Fund Units are established by the declaration of trust governing Aeroplan Income Fund. Although the declaration of trust confers upon a holder of Aeroplan Fund Units many of the same protections, rights and remedies as an investor would have as a shareholder of a corporation governed by the CBCA, there do exist significant differences. See "The Initial Special Distribution -- Aeroplan Income Fund -- Aeroplan Declaration of Trust".

     Further information with respect to Aeroplan Income Fund, Aeroplan's business, the Aeroplan Fund Units and the declaration of trust of Aeroplan Income Fund is provided in the documents filed by Aeroplan Income Fund with the securities regulatory authorities in each of the provinces and territories of Canada. Such documents are incorporated by reference in this Proxy Circular and are available on Aeroplan's website at www.aeroplan.com or on the SEDAR website at www.sedar.com.

Certain Canadian Federal Income Tax Considerations

     The Special Distributions will either be treated as returns of capital under the Proposed Amendments or will be treated as taxable dividends subject to the tax consequences generally applicable to ordinary course dividends paid on Class A variable voting shares and Class B voting shares. If the Special Distributions are treated as returns of capital, the adjusted cost base of each share to a shareholder that holds Class A variable voting shares or Class B voting shares as capital property would be reduced by an amount equal to the amount per share received on account of the Special Distributions. If such amount exceeds the adjusted cost base, such shareholder would be deemed to have realized a capital gain equal to such excess. In connection with each distribution forming part of the Special Distributions, including the Initial Special Distribution, ACE Aviation intends to apply for an advance income tax ruling from the CRA confirming, inter alia, that such distribution will be treated as a return of capital under the Proposed Amendments and not as a deemed dividend. No assurance can be given that a favourable ruling will be obtained from the CRA in connection with any of the Special Distributions.

     The Special Distributions, to the extent they are treated as returns of capital, will not be subject to Canadian withholding tax when paid to a Non-resident Holder. Should they be treated as taxable dividends, the Special Distributions would be subject to Canadian withholding tax when paid to a Non-resident Holder.

     Shareholders are urged to consult their own tax advisors concerning the Canadian federal income tax consequences of the Special Distributions in light of their particular situations.

     See "The Plan of Arrangement -- Certain Canadian Federal Income Tax Considerations" and "The Initial Special Distribution -- Certain Canadian Federal Income Tax Considerations".

Certain United States Federal Income Tax Considerations

     The receipt of each distribution forming part of the Special Distributions, including the Initial Special Distribution, will be taxable as a dividend for U.S. federal income tax purposes to the extent such distribution is paid out of current or accumulated earnings and profits of ACE Aviation. ACE Aviation will not calculate its earnings and profits under U.S. federal income tax rules and will therefore not provide this information to its shareholders. Furthermore, if ACE Aviation is classified as a passive foreign investment company (or has been so classified during a United States Holder's holding period of Class A variable voting shares or Class B voting shares, as the case may be), that United States Holder may be subject to adverse consequences upon the receipt of the Special Distributions under the passive foreign investment company rules. United States Holders are urged to consult their own tax advisors concerning the U.S. federal income tax consequences of the Special Distributions in light of their particular situations.

     See "The Plan of Arrangement -- Certain United States Federal Income Tax Considerations" and "The Initial Special Distribution -- Certain United States Federal Income Tax Considerations".

                  INFORMATION CONCERNING VOTING AT THE MEETING

Your Vote is Important

     As a shareholder of ACE Aviation, it is very important that you read the following information on how to vote your shares and then vote your shares, either by proxy or in person at the meeting.

     These securityholder materials are being sent to both registered and non-registered shareholders of ACE Aviation. If you are a non-registered shareholder, and ACE Aviation or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

     By choosing to send these materials directly to registered shareholders and certain non-registered shareholders, ACE Aviation or its agent (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your proxy as specified in this Proxy Circular and in the form of proxy.

Voting

     You can attend the meeting or you can appoint someone else to vote for you as your proxyholder. A shareholder entitled to vote at the meeting may by means of a proxy appoint a proxyholder or one or more alternate proxyholders, who are not required to be shareholders, to attend and act at the meeting in the manner and to the extent authorized by the proxy and with the authority conferred by the proxy. Voting by proxy means that you are giving the person named on your form of proxy ("proxyholder") the authority to vote your shares for you at the meeting or any adjournment thereof.

     You can choose from among three different ways to vote your shares by proxy:

     1.  by telephone;

     2.  on the Internet;

     3.  by mail.

     The persons who are named on the form of proxy are directors or officers of ACE Aviation and will vote your shares for you. You have the right to appoint someone else to be your proxyholder. If you appoint someone else, he or she must attend the meeting to vote your shares.

How to Vote - Registered Shareholders

     You are a registered shareholder if your name appears on your share certificate.

     If you are not sure whether you are a registered shareholder, please contact CIBC Mellon Trust Company ("CIBC Mellon") at 1.800.387.0825.

By proxy

By telephone

     Voting by proxy using the telephone is only available to shareholders located in Canada and the United States. Call 1.866.271.1207 (toll-free in Canada and the United States) from a touchtone telephone and follow the instructions provided. Your voting instructions are then conveyed by using touchtone selections over the telephone.

     You will need your 13 digit Control Number. You will find this number on your form of proxy or in the e-mail addressed to you if you chose to receive this Proxy Circular electronically.

     If you choose the telephone, you cannot appoint any person other than the directors or officers named on your form of proxy as your proxyholder.

     The cut-off time for voting by telephone is 11:59 p.m. (Montreal time) on October 2, 2006.

On the Internet

     Go to the website www.eproxyvoting.com/aceaviation and follow the instructions on the screen. Your voting instructions are then conveyed electronically over the Internet.

     You will need your 13 digit Control Number. You will find this number on your form of proxy or in the e-mail addressed to you if you chose to receive this Proxy Circular electronically.

     If you return your proxy via the Internet, you can appoint a person other than the director or officers named in the form of proxy as your proxyholder. This person does not have to be a shareholder. Indicate the name of the person you are appointing in the space provided on the form of proxy. Complete your voting instructions, and date and submit the form. Make sure that the person you appoint is aware that he or she has been appointed and attends the meeting.

     The cut-off time for voting over the Internet is 11:59 p.m. (Montreal time) on October 2, 2006.

By mail

     Complete your form of proxy and return it in the envelope we have provided or by delivery to one of CIBC Mellon's principal Corporate Trust Offices in Halifax, Montreal, Toronto, Vancouver or Calgary for receipt before 4:00 p.m. (Montreal time) on October 3, 2006 or with the Secretary of the meeting prior to commencement of the meeting on the day of the meeting or on the day of any adjournment thereof. A list of addresses for the principal Corporate Trust Offices of CIBC Mellon is set forth on page 36 of this Proxy Circular.

     If you return your proxy by mail, you can appoint a person other than the directors or officers named in the form of proxy as your proxyholder. This person does not have to be a shareholder. Fill in the name of the person you are appointing in the blank space provided on the form of proxy. Complete your voting instruction, and date and sign the form. Make sure that the person you appoint is aware that he or she has been appointed and attends the meeting.

     Please see the section titled "Completing the Form of Proxy" for more information.

In person at the meeting

     You do not need to complete or return your form of proxy.

     You will receive an admission ticket at the meeting upon registration at the registration desk.

How to Vote - Non-Registered Shareholders

     You are a non-registered shareholder if your bank, trust company, securities broker or other financial institution ("your nominee") holds your shares for you.

     If you are not sure whether you are a non-registered shareholder, please contact CIBC Mellon at 1.800.387.0825.

By proxy

     Your nominee is required to ask for your voting instructions before the meeting. Please contact your nominee if you did not receive a request for voting instructions in this package.

     In most cases, non-registered shareholders will receive a voting instruction form which allows you to provide your voting instructions on the Internet or by mail. You will need your control number found on your voting instruction form, if you choose to vote on the Internet. Alternatively, non-registered shareholders may complete the voting instruction form and return it by mail, as directed in the voting instruction form.

In person at the meeting

     You can vote your shares in person at the meeting if you have instructed your nominee to appoint you as proxyholder.

     To do this, write your name in the space provided on the voting instruction form and otherwise follow the instructions of your nominee.

How to Vote - Employees Holding Shares under the Employee Share Purchase Plan of ACE Aviation

     Shares purchased by employees of ACE Aviation or its subsidiaries under the Employee Share Purchase Plan of ACE Aviation ("Employee Shares") are registered in the name of Computershare Trust Company of Canada ("Computershare"), as trustee in accordance with the provisions of such plan unless the employees have withdrawn their shares from the plan.

     If you are not sure whether you are an employee holding your shares through Computershare, please contact Computershare at 1.877.982.8766.

     In the event that an employee holds any shares other than Employee Shares, he or she must also complete a form of proxy or voting instruction form with respect to such additional shares in the manner indicated above for registered shareholders or non-registered shareholders, as applicable.

By voting instruction form

     A voting instruction form is enclosed with this Proxy Circular which allows you to provide your voting instructions on the Internet or by mail.

On the Internet

     Go to the website at www.computershare.com/proxy and follow the instructions on the screen. Your voting instructions are then conveyed electronically over the Internet.

     You will need the Control Number, Holder Account Number and Access Number found on your voting instruction form.

     If you return your voting instruction form via the Internet, you can appoint a person other than Computershare as your proxyholder. This person does not have to be a shareholder. Indicate the name of the person you are appointing in the space provided on the voting instruction form. Complete your voting instructions, and date and submit the form. Make sure that the person you appoint is aware that he or she has been appointed and attends the meeting.

     The cut-off time for voting over the Internet is 11:59 p.m. (Montreal time) on October 2, 2006.

By mail

     Alternatively you may vote your shares by completing the voting instruction form as directed on the form and returning it in the business reply envelope provided for receipt before 2:00 p.m. (Montreal time) on October 3, 2006.

In person at the meeting

     To appoint yourself as proxyholder, write your name in the space provided on the voting instruction form and follow the instructions otherwise provided in the voting instruction form.

Completing the Form of Proxy

     You can choose to vote "For" or "Against" the special resolution to approve the Arrangement. If you are a non-registered shareholder voting your shares, or an employee voting your Employee Shares held pursuant to the Employee Share Purchase Plan of ACE Aviation, please follow the instructions provided in the voting instruction form provided.

     When you sign the form of proxy without appointing an alternate proxyholder, you authorize Robert A. Milton, Michael M. Green or Carolyn M. Hadrovic who are directors or officers of ACE Aviation, to vote your shares for you at the meeting in accordance with your instructions. If you return your proxy without specifying how you want to vote your shares, your vote will be counted FOR the special resolution to approve the Arrangement under section 192 of the Canada Business Corporations Act (the "CBCA").

     Management is not aware of any other matters which will be presented for action at the meeting. If, however, other matters properly come before the meeting, the persons designated in the enclosed form of proxy will vote in accordance with their judgment, pursuant to the discretionary authority conferred by the proxy with respect to such matters.

     You have the right to appoint someone other than the management proxy nominees to be your proxyholder. If you are appointing someone else to vote your shares for you at the meeting, fill in the name of the person voting for you in the blank space provided on the form of proxy.

     If you do not specify how you want your shares voted, your proxyholder will vote your shares in favour of each item scheduled to come before the meeting and as he or she sees fit on any other matter that may properly come before the meeting.

     A proxyholder has the same rights as the shareholder by whom it was appointed to speak at the meeting in respect of any matter, to vote by way of ballot at the meeting and, except where a proxyholder has conflicting instructions from more than one shareholder, to vote at the meeting in respect of any matter by way of any show of hands.

     If you are an individual shareholder, you or your authorized attorney must sign the form of proxy. If you are a corporation or other legal entity, an authorized officer or attorney must sign the form of proxy.

     You must also complete the declaration of Canadian status contained in the form of proxy (or voting instruction form) and in the telephone and Internet voting instructions to inform ACE Aviation whether you are Canadian or not in order to enable ACE Aviation to comply with the restrictions imposed by the Canada Transportation Act on the ownership and voting of its voting securities. If you do not complete such declaration or if it is determined by ACE Aviation or CIBC Mellon that you incorrectly indicated (through inadvertence or otherwise) that the shares represented by the proxy are owned and controlled by a Canadian, you will be deemed to be a non-Canadian for purposes of voting at the meeting. If you need assistance completing your form of proxy (or voting instruction form), please contact Shareholder Relations at 514.205.7856 for service in English or in French.

Changing your Vote

     In addition to revocation in any other manner permitted by law, a shareholder giving a proxy and submitting it by mail may revoke it by an instrument in writing executed by the shareholder or the shareholder's attorney authorized in writing and deposited either at the Montreal office of ACE Aviation's transfer agent, CIBC Mellon, 2001 University Street, Suite 1600, Montreal, Quebec, or at ACE Aviation's registered office, 5100 de Maisonneuve Boulevard West, Montreal, Quebec, at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or with the chair of the meeting on the day of the meeting, or any adjournment thereof. If the voting instructions were conveyed by telephone or over the Internet, conveying new voting instructions by any of these two means or by mail within the applicable cut-off times will revoke the prior instructions.

Voting Requirements

     The Arrangement Resolution approving the Arrangement must be approved by at least two-thirds of votes cast at the meeting by proxy or in person. CIBC Mellon counts and tabulates the votes. See "Restrictions on Voting Securities" for a description of the respective voting rights of the Class A variable voting shares, Class B voting shares and preferred shares of ACE Aviation.

Voting Shares and Quorum

     As of August 29, 2006, there were 80,520,628 Class A variable voting shares, 21,456,450 Class B voting shares and 12,500,000 preferred shares outstanding. Shareholders of record on September 1, 2006 are entitled to receive notice of and vote at the meeting. The list of shareholders entitled to vote at the meeting will be available for inspection on and after September 8, 2006 during usual business hours at the Montreal office of ACE Aviation's transfer agent, CIBC Mellon, 2001 University Street, Suite 1600, Montreal, Quebec and at the meeting.

     A quorum is present at the meeting if the holders of not less than 25% of the shares entitled to vote at the meeting are present in person or represented by proxy, irrespective of the number of persons actually at the meeting. If a quorum is present at the opening of the meeting, the shareholders present or represented by proxy may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the opening of the meeting, the shareholders present or represented by proxy may adjourn the meeting to a fixed time and place but may not transact any other business.

     If a body corporate or association is a shareholder of ACE Aviation, ACE Aviation shall recognize any individual authorized by a resolution of the directors or governing body of the body corporate or association to represent it at the meeting. An individual thus authorized may exercise on behalf of the body corporate or association all the powers it could exercise if it were an individual shareholder.

     If two or more persons hold shares jointly, one of those holders present at the meeting may in the absence of the others vote the shares, but if two or more of those persons who are present, in person or by proxy, vote, they shall vote as one on the shares jointly held by them.

Restrictions on Voting Securities

     The applicable provisions of the Canada Transportation Act require that national holders of domestic, scheduled international and non-scheduled international licences be Canadian. In the case of each licence holder, this requires that it be controlled in fact by Canadians and that at least 75% of its voting interests be owned and controlled by Canadians. The articles of ACE Aviation contain restrictions to ensure that ACE Aviation remains Canadian under the Canada Transportation Act. The definition of the term "Canadian" under section 55(1) of the Canada Transportation Act may be summarized as follows:

         (a) a Canadian citizen or a permanent resident within the meaning of the Immigration and Refugee Protection Act (Canada);

         (b)   a government in Canada or an agent of such a government; or

         (c) a corporation or other entity that is incorporated or formed under the laws of Canada or a province, that is controlled in fact by Canadians and of which at least 75%, or such lesser percentage as the Governor in Council may by regulation specify, of the voting interests are owned and controlled by Canadians.

     ACE Aviation has three classes of shares: (i) Class A variable voting shares, (ii) Class B voting shares, and (iii) preferred shares.

     The Class A variable voting shares may only be held, beneficially owned and controlled by persons who are not Canadians. An issued and outstanding Class A variable voting share shall be converted into one Class B voting share, automatically and without any further act of ACE Aviation or the holder, if such Class A variable voting share becomes held, beneficially owned and controlled, directly or indirectly, otherwise than by way of security only, by a Canadian.

     Each Class A variable voting share confers the right to one vote unless (i) the number of Class A variable voting shares outstanding (including the preferred shares, on an as-converted basis, if they are held, beneficially owned or controlled by persons who are not Canadians), as a percentage of the total number of voting shares outstanding of ACE Aviation exceeds 25%, or (ii) the total number of votes cast by or on behalf of holders of Class A variable voting shares (including the preferred shares, on an as-converted basis, if they are held, beneficially owned or controlled by persons who are not Canadians) at any meeting exceeds 25% of the total number of votes that may be cast at such meeting. If either of the above noted thresholds would otherwise be surpassed at any time, the vote attached to each Class A variable voting share will decrease proportionately such that (i) the Class A variable voting shares as a class (including the preferred shares, on an as-converted basis, if they are held, beneficially owned or controlled by persons who are not Canadians) do not carry more than 25% of the aggregate votes attached to all issued and outstanding voting shares of ACE Aviation, and (ii) the total number of votes cast by or on behalf of holders of Class A variable voting shares (including the preferred shares, on an as-converted basis, if they are held, beneficially owned and controlled by persons who are not Canadians) at any meeting does not exceed 25% of the votes that may be cast at such meeting.

     The Class B voting shares may only be held, beneficially owned and controlled by Canadians. An issued and outstanding Class B voting share shall be converted into one Class A variable voting share, automatically and without any further act of ACE or the holder, if such Class B voting share becomes held, beneficially owned or controlled, directly or indirectly, otherwise than by way of security only, by a person who is not a Canadian. Each Class B voting share confers the right to one vote.

     The holders of preferred shares are entitled to vote on an as-converted basis with the Class A variable voting shares to the extent that they are not Canadians and with the Class B voting shares to the extent that they are Canadians. If such preferred shares are held by persons who are not Canadians, they shall be subject to the same proportional reduction in voting percentage as if, for voting purposes only, the preferred shares had been converted into Class A variable voting shares. As of August 29, 2006, all of the preferred shares were held by Promontoria Holding III B.V., a non-Canadian.

     The holders of Class A variable voting shares, Class B voting shares and preferred shares will vote together at the meeting and no separate meeting is being held for any such class of shares.

     Shareholders who wish to vote at the meeting either by completing and delivering a proxy or a voting instruction form or by attending and voting at the meeting will be required to complete a declaration of Canadian status in order to enable ACE Aviation to comply with the restrictions imposed by the Canada Transportation Act on the ownership and voting of its voting securities. If you do not complete such declaration or if it is determined by ACE Aviation or its transfer agent that you incorrectly indicated (through inadvertence or otherwise) that the shares represented by the proxy are owned and controlled by a Canadian, you will be deemed to be a non-Canadian for purposes of voting at the meeting. Such declaration is contained in the accompanying form of proxy (or in the voting instruction form provided to you if you are a non-registered shareholder or an employee voting shares under the Employee Share Purchase Plan of ACE Aviation) and in the telephone and Internet voting instructions.

     ACE Aviation has adopted procedures and processes to ensure that the non-Canadian ownership restriction of voting shares is respected.

Principal Shareholders

     As of August 29, 2006, to the knowledge of the officers or directors of ACE Aviation, each of the following entities beneficially owned, directly or indirectly, or exercised control or direction over, shares carrying more than 10% of the votes attached to any class of shares entitled to vote in connection with any matters being proposed for consideration at the meeting.

------------------------------------- ---------------------------------- ----------------------------------

        Name of shareholder               Number and Type of Shares           % of Outstanding Shares
------------------------------------- ---------------------------------- ----------------------------------

Promontoria Holding III B.V.(1)          12,500,000 preferred shares          100% of all outstanding
                                                                                 preferred shares
------------------------------------- ---------------------------------- ----------------------------------

                                                                         22.2% of all outstanding Class B
Fidelity(2)(3)                         4,761,160 Class B voting shares             voting shares
------------------------------------- ---------------------------------- ----------------------------------

                                                                         13.2% of all outstanding Class B
Natcan Investment Management Inc.(3)   2,834,500 Class B voting shares             voting shares
------------------------------------- ---------------------------------- ----------------------------------

     (1) Promontoria Holding III B.V., an affiliate of Cerberus Capital Management, L.P., will be entitled to vote its preferred shares on an as-converted basis with the Class A variable voting shares and shall be subject to the same proportional reduction in voting percentage to which the Class A variable voting shares are subject. For more information, please refer to the section titled "Restrictions on Voting Securities".

     (2) Such 4,761,160 Class B voting shares are held by Fidelity Management & Research Company and/or Fidelity Management Trust Company. Fidelity also beneficially owns 6,122,900 Class A variable voting shares representing 7.6% of all outstanding Class A variable voting shares.

     (3) Based on publicly available early warning reports.

Advice to Non-Registered Shareholders of ACE Aviation

     The information set forth in this section is of significant importance to many shareholders of ACE Aviation, as a substantial number of shareholders of ACE Aviation do not own shares of ACE Aviation in their own name. Non-registered shareholders of ACE Aviation should note that only proxies deposited by shareholders of ACE Aviation whose names appear in the central securities register of ACE Aviation as registered holders of shares of ACE Aviation at the close of business on September 1, 2006 can be recognized and acted upon at the meeting. If shares of ACE Aviation are listed in an account statement provided to a shareholder of ACE Aviation by a broker, then in almost all cases those shares of ACE Aviation will not be registered in the shareholders of ACE Aviation's name in the central securities register of ACE Aviation. Such shares of ACE Aviation will more likely be registered in the name of the shareholder's broker or an agent of that broker. A significant portion of the shares of ACE Aviation are registered in the name of CDS & Co. (the nominee of The Canadian Depositary for Securities ("CDS")), or Cede & Co (the nominee of The Depository Trust company ("DTC")). Shares of ACE Aviation held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the non-registered shareholders of ACE Aviation. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the brokers' clients. Therefore, non-registered shareholders of ACE Aviation should ensure that instructions respecting the voting of their shares of ACE Aviation are communicated to the appropriate person.

     Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from non-registered shareholders of ACE Aviation in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by non-registered shareholders of ACE Aviation in order to ensure that their shares of ACE Aviation are voted at the meeting. The voting instruction form supplied to a non-registered shareholder of ACE Aviation by its broker (or the agent of that broker) is similar to the form of proxy provided to shareholders of ACE Aviation by ACE Aviation. However, its purpose is limited to instructing the registered shareholders of ACE Aviation (the broker or agent of the broker) how to vote on behalf of the non-registered shareholders of ACE Aviation. A non-registered shareholder of ACE Aviation receiving a voting instruction form cannot use it to vote shares of ACE Aviation directly at the meeting -- that voting instruction form must be returned in accordance with its instructions well in advance of the meeting in order to have the shares of ACE Aviation voted.

     Although a non-registered shareholder of ACE Aviation will not be recognized directly at the meeting for the purposes of voting shares of ACE Aviation registered in the name of a broker (or agent of the broker), a non-registered shareholder of ACE Aviation may attend the meeting as proxyholder for the registered shareholders of ACE Aviation and vote its shares of ACE Aviation in that capacity. Non-registered shareholders of ACE Aviation who wish to attend the meeting and indirectly vote their shares of ACE Aviation as proxyholder for the registered shareholders of ACE Aviation should enter their own names in the blank space on the voting instruction form provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the meeting.

                             THE PLAN OF ARRANGEMENT

General

     The stated capital of the shares of ACE Aviation is relevant, primarily, for legal, accounting and income tax purposes in that the amount of such capital will affect ACE Aviation's ability to pay dividends, effect distributions or purchase its own shares. The Canadian income tax consequences of receiving a distribution by way of a reduction of stated capital may be more favourable than receiving a similar distribution by way of a dividend (please see "Certain Canadian Federal Income Tax Considerations" below).

     The Board is proposing to the shareholders of ACE Aviation to approve the Plan of Arrangement which will give it the authority, if deemed appropriate by the Board without further act on the part of the shareholders, to make from time to time one or more special distribution(s) of securities of subsidiaries or investee entities of ACE Aviation or cash to the shareholders in consideration and exchange for a reduction of the stated capital maintained in respect of the Class A variable voting shares, Class B voting shares and preferred shares. Under the Plan of Arrangement, the Board will have the authority to make one or more special distributions by way of reduction of stated capital in an amount of up to $2 billion in the aggregate.

     The Arrangement will not be effective unless approved at the meeting by a special resolution of the shareholders, by two-thirds of the votes cast in person or by proxy. The Arrangement will become effective upon certain conditions becoming satisfied. See "Procedure for the Arrangement Becoming Effective" below. The purpose of the Plan of Arrangement is to give ACE Aviation the flexibility to make one or more Special Distributions to its shareholders, in a tax efficient manner. The Board has determined that the Initial Special Distribution of Aeroplan Fund Units is to be effected, subject to the completion of the Arrangement and receipt of an advance income tax ruling or opinion from the CRA confirming that the Initial Special Distribution will be treated as a return of capital. See "The Initial Special Distribution".

     Except for the Initial Special Distribution, the Board has not determined at this time to make any particular Special Distribution to shareholders or to pursue any course of action which could utilize the flexibility provided by the Plan of Arrangement. There is no guarantee that the Board will act on the authority granted to it by the shareholders, assuming the Arrangement is implemented, or that a reduction of capital will actually be effected or that one or more additional Special Distributions will be made to shareholders. Although the Arrangement would permit the payment of distributions in securities of subsidiaries or investee entities of ACE Aviation or in cash, determining to proceed with any such action will involve a careful review of ACE Aviation's financial position and liquidity requirements, and a number of other considerations.

     The Court approval pursuant to the Final Order will cover the Initial Special Distribution and any additional Special Distributions. Any additional Special Distribution will be effected without further shareholder approval and, except as determined by discretion of the Board, under the same procedure as that applicable to the Initial Special Distribution described under "The Initial Special Distribution -- Details of the Initial Special Distribution". The specific terms of each additional Special Distribution, if any, will be announced by press release at least seven business days prior to the record date to determine shareholders eligible to participate in such Special Distribution.

Background to the Plan of Arrangement

     On September 30, 2004, as part of the implementation of its plan of reorganization, compromise and arrangement under the Companies Creditors Arrangement Act, Air Canada implemented a corporate reorganization pursuant to which ACE Aviation became the parent holding company of Air Canada and its subsidiaries. As part of such reorganization, Aeroplan, the operator of Canada's premier loyalty program and Jazz, the operator of Air Canada Jazz, a regional airline operating under a capacity purchase agreement with Air Canada, which were previously wholly-owned subsidiaries of Air Canada, became indirectly wholly-owned by ACE Aviation. In addition, ACTS Limited Partnership, a provider of aircraft maintenance, repair and overhaul services that was formerly a division of Air Canada became a stand-alone entity indirectly wholly-owned by ACE. The new corporate structure was designed to:

         o put in place separate management and business plans for each subsidiary to better focus their strategic direction and profit making efforts;

         o align management, capital and human resource needs within each individual business;

         o facilitate the development of each business segment to its fullest individual potential including, where appropriate, through the pursuit of third party business; and

         o   surface subsidiaries' value that was not fully recognized.

     As part of the implementation of such value enhancement strategy:

         o On June 29, 2005, ACE Aviation completed the initial public offering of Aeroplan Income Fund and listed its units on the Toronto Stock Exchange;

         o On February 2, 2006, ACE Aviation completed the initial public offering of Jazz Air Income Fund and listed its units on the Toronto Stock Exchange. Jazz Air Income Fund currently holds a 20.3% interest in Jazz and ACE Aviation holds the remaining 79.7% interest;

         o In March 2006, ACE Aviation distributed to its shareholders units of Aeroplan Income Fund representing an interest of approximately 10.1% in Aeroplan Limited Partnership. Aeroplan Income Fund currently holds a 24.7% interest in Aeroplan Limited Partnership and ACE Aviation holds the remaining 75.3% interest;

         o On August 11, 2006, ACE Aviation announced that the Board had completed a review of progress on the implementation of its strategic plan with a key feature of the review being the adoption of plans to surface value for the shareholders over the medium and longer term by further illuminating the value of its subsidiaries. The Board has identified the following initiatives, market conditions permitting, to create further value: (i) launching an initial public offering (IPO) of a minority stake in Air Canada in late 2006; (ii) commencing a process in late 2006 to monetize ACTS Limited Partnership; and (iii) pursuing opportunities that realize the value of its investment in Aeroplan Limited Partnership and Jazz Air LP. In addition, the Board also announced that, in connection with these plans, ACE Aviation would seek the approval by its shareholders of the Plan of Arrangement.

Reasons for the Plan of Arrangement

     As a further step in the implementation of its value enhancement strategy, ACE Aviation is proposing to its shareholders to approve the Plan of Arrangement in order to grant to the Board the authority to proceed with Special Distributions, including the Initial Special Distribution. The Board is of the view that proceeding with Special Distributions by way of return of capital will be beneficial to the shareholders of ACE Aviation for the following reasons:

         o In view of the success to date of its value surfacing strategy and of transactions such as the initial public offerings of Aeroplan Income Fund and Jazz Air Income Fund, ACE Aviation is in a position to transfer value to its shareholders by proceeding with the Initial Special Distribution of Aeroplan Fund Units. Furthermore, the Aeroplan Fund Units to be distributed to the shareholders of ACE Aviation under the Initial Special Distribution will entitle their holders to receive any monthly distributions declared on such units which are currently being received by ACE Aviation;

         o Under the authority to be granted pursuant to the Plan of Arrangement, the Board will be in a position to further reward shareholders by transferring value to them on a tax effective basis, if deemed appropriate by the Board taking into account value surfacing transactions and the financial condition of ACE Aviation; and

         o Subject to receipt of favourable tax rulings or opinions from the CRA for each Special Distribution and the enactment of the Proposed Amendments, the Special Distributions will be treated as returns of capital from a Canadian tax point of view, the Canadian income tax consequences of which will be more favourable than receiving similar distributions by way of dividends (see "Certain Canadian Federal Income Tax Considerations").

Special Resolution

     On August 29, 2006, the Board concluded that the adoption of the Plan of Arrangement is in the best interests of ACE Aviation and the shareholders and recommends that the shareholders vote FOR the approval of the Plan of Arrangement. The Arrangement gives the authority to the Board to effect, at such time(s), if any, that it shall deem appropriate, special distributions of securities of subsidiaries or investee entities of ACE Aviation or cash in consideration and exchange for reductions of the stated capital in respect of the Class A variable voting shares, Class B voting shares and preferred shares in an aggregate amount of up to $2 billion for the three classes of shares. The Arrangement also authorizes the Board to determine the exact amount of the reduction and the corresponding Special Distribution(s) which amount shall not exceed (but would not necessarily amount to) $2 billion in the aggregate. If the Board actually effects a reduction in stated capital in addition to that relating to the Initial Special Distribution, a corresponding Special Distribution(s) in Distributed Securities or cash shall also be declared and made.

     The Plan of Arrangement also provides for the implementation of the Initial Special Distribution. See "The Initial Special Distribution".

     Attached as Appendix A is the special resolution that will be proposed at the meeting and which approves the proposed Arrangement. To be passed, the special resolution needs to be approved by at least two-thirds of the votes cast at the meeting by proxy or in person.

     If you do not specify how you want your shares voted, the persons named as proxyholders will cast the votes represented by proxy at the meeting FOR the passing of the special resolution approving the Arrangement under section 192 of the CBCA.

Procedure for the Arrangement Becoming Effective

Procedural Steps

     The Arrangement is proposed to be carried out pursuant to section 192 of the CBCA. The following procedural steps must be taken for the Arrangement to become effective:

         (a) the Arrangement Resolution must be adopted by the shareholders of ACE Aviation in accordance with the Interim Order;

         (b) the Arrangement must be approved by the Court through the Final Order; and

         (c) a copy of the Final Order and related documents must be filed with the Director appointed under section 260 of the CBCA (the "Director").

Conditions Precedent to the Arrangement

     Notwithstanding the procedural steps mentioned above to be taken for the Arrangement to become effective, the completion of the Arrangement is subject to the following conditions precedent:

         (a) the Arrangement Resolution must be adopted by the shareholders of ACE Aviation in accordance with the Interim Order;

         (b) the Final Order shall have been granted in form and substance satisfactory to ACE Aviation;

         (c) all other material consents, orders and approvals, including any regulatory or judicial approvals or orders, that ACE Aviation considers necessary or desirable to effect the Arrangement shall have been obtained or received from the persons, authorities or bodies having jurisdiction in the circumstances on terms and conditions that are considered satisfactory or acceptable by ACE Aviation;

         (d) no order or decree restraining or enjoining the consummation of the Arrangement or any of the other transactions contemplated by the Plan of Arrangement shall be in force immediately prior to the Arrangement Effective Time; and

         (e) the Board shall have determined to proceed with the Arrangement having considered all factors that it may deem relevant.

     Upon the conditions being fulfilled, ACE Aviation intends to file with the Director a copy of the Final Order and related documents.

     Notwithstanding the foregoing, the Arrangement Resolution proposed for consideration by the shareholders of ACE Aviation authorizes the Board, without further notice to or approval of the shareholders of ACE Aviation, to amend the terms of the Plan of

Arrangement or to decide not to proceed with the Arrangement, at any time prior to the Arrangement Effective Time. See Appendix A for the text of the Arrangement Resolution.

Required Approvals for the Plan of Arrangement

     Completion of the Plan of Arrangement is subject to receipt of certain regulatory and other approvals, including approval by the shareholders of ACE Aviation and the Court. The approval of the Arrangement Resolution by the shareholders and the Court approval pursuant to the Final Order will cover the Initial Special Distribution and any additional Special Distribution. No further approval from the shareholders of ACE Aviation or the Court will be obtained with respect to such distributions. Further details in respect of certain of these approvals are set out below.

Approval of the Shareholders of ACE Aviation

     Under the Interim Order, the Arrangement Resolution must be approved by at least two-thirds of the votes cast by the shareholders of ACE Aviation present in person or by proxy at the meeting. See "Information Concerning Voting at the Meeting -- Restrictions on Voting Securities" for a description of the respective voting rights of the Class A variable voting shares, Class B voting shares and preferred shares of ACE Aviation.

Court Approvals

     Interim Order

     On August 31, 2006, the Court granted the Interim Order facilitating the calling of the meeting and prescribing the conduct of the meeting and other matters, including the Dissent Rights. The Interim Order is included in Appendix C to this Proxy Circular.

     Final Order

     The CBCA provides that an arrangement requires Court approval. If the Arrangement Resolution is passed by shareholders of ACE Aviation at the meeting in the manner required by the Interim Order, ACE Aviation intends to apply to the Court for the Final Order. An application for the Final Order approving the Arrangement is expected to be made on October 6, 2006 at 9:00 a.m. (Montreal time) at the Courthouse, 1 Notre-Dame Street East, Montreal, Quebec or on any other date notified by ACE Aviation to the shareholders by way of news release issued at least 10 days prior to such date.

     At the hearing, any registered shareholders of ACE Aviation and any other interested party who wishes to participate or to be represented or to present evidence or argument may do so, subject to filing with the Court and serving upon ACE Aviation an appearance form, together with any evidence or materials which such party intends to present to the Court, within the prescribed time periods.

     The Final Order will constitute the basis for an exemption from the registration requirements of the 1933 Act with respect to the Distributed Securities to be issued and distributed to shareholders of ACE Aviation other than Non-Qualified U.S. Shareholders of ACE Aviation pursuant to any Special Distribution. The Court will be advised at the hearing of the application for the Final Order that if the terms and conditions of the Arrangement are approved and the Final Order is granted by the Court, the Distributed Securities distributed pursuant to the Arrangement will not require registration under the 1933 Act.

     ACE Aviation has been advised by Counsel that the Court has broad discretion under the CBCA when making orders with respect to the Arrangement and that the Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view. The Court may approve the Arrangement either as proposed or as amended in such manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit. Depending upon the nature of any required amendments, ACE Aviation may determine not to proceed with the Arrangement.

Certain Canadian Federal Income Tax Considerations

     The Canadian federal income tax consequences under the Tax Act of each distribution forming part of the Special Distributions to a shareholder who, for purposes of the Tax Act, at all relevant times, (i) holds the Class A variable voting shares or Class B voting shares of ACE Aviation as capital property and
(ii) deals at arm's length with ACE Aviation and is not affiliated with ACE Aviation are generally as described under the heading "The Initial Special Distribution -- Certain Canadian Federal Income Tax Considerations", subject to the limitations and qualifications contained therein. In connection with each distribution forming part of the Special Distributions, ACE Aviation intends to apply for an advance income tax ruling from the CRA confirming, inter alia, that the distribution made by ACE Aviation on a reduction of its paid up capital will be treated as a return of capital under the Proposed Amendments and not as a deemed dividend. No assurance can be given that a favorable ruling will be obtained from the CRA. At the time of payment of each distribution forming part of the Special Distributions, ACE Aviation will inform shareholders whether it has received a favorable ruling from the CRA. Shareholders are urged to consult their own tax advisors concerning the Canadian federal income tax consequences of the Special Distributions in light of their particular situations.

Certain United Stated Federal Income Tax Considerations

     The U.S. federal income tax consequences under the Code of each distribution forming part of the Special Distributions to a United States Holder are generally as described under the heading "The Initial Special Distribution -- Certain United States Federal Income Tax Considerations", subject to the limitations and qualifications contained therein. United States Holders are urged to consult their own tax advisors concerning the United States federal income tax consequences of the Special Distributions in light of their particular situations.

Recommendation of the Board

     The Board has unanimously approved the Arrangement and unanimously recommends that shareholders of ACE Aviation vote in favour of the Arrangement Resolution.

Timing

     If the meeting is held as scheduled and is not adjourned and the other necessary conditions at that time are satisfied or waived, ACE Aviation intends to apply to the Court for the Final Order. An application for the Final Order approving the Arrangement is expected to be made on October 6, 2006 at 9:00 a.m. (Montreal time) at the Courthouse, 1 Notre-Dame Street East, Montreal, Quebec or on any other date notified by ACE Aviation to the shareholders by way of news release issued at least 10 days prior to such date. If the Final Order is obtained shortly after the meeting in form and substance satisfactory to ACE Aviation, and all other conditions precedent to the Arrangement set forth above under "Conditions Precedent to the Arrangement" are satisfied, ACE Aviation expects that the Arrangement Effective Date will be on or about October 13, 2006. It is not possible, however, to forecast with certainty when the Arrangement Effective Date will occur. The Arrangement Effective Date could be delayed for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order.

     The Arrangement will become effective at the Arrangement Effective Time.

Canadian Regulatory Matters

     The Distributed Securities to be issued and distributed under the Special Distributions, including the Initial Special Distribution, will be issued and distributed in reliance on exemptions from prospectus and registration requirements of applicable Canadian securities laws or on discretionary exemptions from such requirements to be obtained from applicable securities regulatory authorities, including the Autorite des marches financiers. The Distributed Securities will generally be "freely tradeable" (other than as a result of any "control block" restrictions which may arise by virtue of the ownership thereof) under applicable securities laws of the provinces and territories of Canada.

U.S. Regulatory Matters

     The Distributed Securities to be issued and distributed under the Special Distributions, including the Initial Special Distribution, pursuant to the Arrangement will be issued and distributed in reliance on the exemption from registration under the 1933 Act provided by Section 3(a)(10) of the 1933 Act. Any resale of such Distributed Securities by a person who, immediately prior to the Special Distribution was an affiliate of ACE Aviation or who, after completion of the Special Distribution, is an affiliate of ACE Aviation or the subsidiary or investee entity of ACE Aviation whose securities are the subject of the Special Distribution may be subject to certain resale restrictions imposed by the 1933 Act.

     For the purposes of a Special Distribution, "Qualified Purchaser" means a U.S. Shareholder that meets the requirements determined by ACE Aviation in connection with such Special Distribution so as to permit Distributed Securities to be distributed to such U.S. Shareholder without registration under applicable U.S. state securities laws. The definition of "Qualified Purchaser" will vary depending upon the nature of the Distributed Securities and the status of available exemptions under U.S. state securities laws. In addition, if ACE Aviation determines that a particular subsidiary or investee entity of ACE Aviation whose securities are the subject of a Special Distribution would be an "investment company" as defined in the 1940 Act, a Qualified Purchaser shall also mean a "qualified purchaser" within the meaning of Section 2(a)(51)(A) of the 1940 Act.

     Distributed Securities will only be distributed to U.S. Shareholders of ACE Aviation who are also Qualified U.S. Shareholders of ACE Aviation. See "Qualified U.S. Shareholders of ACE Aviation" below. All Non-Qualified U.S. Shareholders of ACE Aviation will receive a cash payment in lieu of receiving Distributed Securities, as set forth in "Non-Qualified U.S. Shareholders of ACE Aviation" below.

Qualified U.S. Shareholders of ACE Aviation

     A U.S. Shareholder of ACE Aviation who otherwise satisfies the requirements for treatment as a Qualified Purchaser will only be treated as a Qualified U.S. Shareholder for purposes of a Special Distribution if such U.S. Shareholder submits to ACE Aviation, on or prior to a date to be specified for such Special Distribution, (and does not withdraw) a properly completed and executed Qualified Purchaser Certification certifying such U.S. Shareholder's status as a Qualified Purchaser. Each Qualified U.S. Shareholder will receive Distributed Securities as part of the Special Distributions as described in this Proxy Circular.

Non-Qualified U.S. Shareholders of ACE Aviation

     Distributed Securities that would be otherwise distributed to Non-Qualified U.S. Shareholders will be distributed to the Sale Trustee and sold on behalf of Non-Qualified U.S. Shareholders as soon as practicable after the effective date of a Special Distribution. Any such sale of Distributed Securities shall be effected by the Sale Trustee through a registered dealer on any stock exchange on which such Distributed Securities are then listed or in such other manner as deemed appropriate by the Sale Trustee. As soon as reasonably possible thereafter, the Sale Trustee will forward to each such Non-Qualified U.S. Shareholder whose Distributed Securities have been sold a cheque (net of any applicable withholding taxes) in Canadian dollars in an amount equal to the net proceeds received by the Sale Trustee upon the sale of the Distributed Securities to which such Non-Qualified U.S. Shareholder was otherwise entitled

     In effecting the sale of any Distributed Securities, the Sale Trustee will exercise its sole judgment as to the timing and manner of sale and will not be obligated to seek or obtain a minimum price for such Distributed Securities. Neither ACE Aviation, the Sale Trustee nor the entity issuing such Distributed Securities will be liable for any loss arising out of any such sales. The sale price of the Distributed Securities sold on behalf of such U.S. Shareholders of ACE Aviation will fluctuate with the market price of the Distributed Securities and no assurances can be given that any particular price will be received upon such sale.

Qualified Purchaser Certification

     A Qualified Purchaser Certification must be completed, executed and submitted by U.S. Shareholders to ACE Aviation and any subsidiary or investee entity of ACE Aviation whose securities are being distributed under the Special Distribution. As discussed herein, in order for a U.S. Shareholder of ACE Aviation to be deemed a Qualified U.S. Shareholder for purposes of a Special Distribution, such shareholder must certify in a properly completed and executed Qualified Purchaser Certification that is submitted on or prior to a date to be specified for such Special Distribution that such shareholder of ACE Aviation is a Qualified Purchaser, satisfies certain additional requirements under applicable securities laws and agrees to certain resale restrictions with regard to the Distributed Securities. A form of Qualified Purchaser Certification and related instructions will be provided to U.S. Shareholders in connection with each Special Distribution.

Legal Matters

     Legal matters in connection with the Arrangement will be passed upon on behalf of ACE Aviation by Stikeman Elliott LLP as to matters of Canadian law and by Skadden, Arps, Slate, Meagher & Flom LLP as to matters of U.S. law.

                         DISSENTING SHAREHOLDERS' RIGHTS

     Section 190 of the CBCA provides registered shareholders of a corporation with the right to dissent from certain resolutions that effect extraordinary corporate transactions or fundamental corporate changes. The Interim Order expressly provides registered shareholders with the right to dissent from the Arrangement Resolution pursuant to section 190 of the CBCA, with modifications to the provisions of section 190 as provided in the Plan of Arrangement and the Interim Order ("Dissent Rights"). Any registered shareholder who dissents from the Arrangement Resolution in compliance with section 190 of the CBCA, as modified by the Plan of Arrangement and the Interim Order (a "Dissenting Shareholder"), will be entitled, in the event the Arrangement becomes effective, to be paid the fair value of the shares of ACE Aviation held by such Dissenting Shareholder determined as of the close of business on the day before the day the Arrangement Resolution is adopted.

     Section 190 of the CBCA provides that a shareholder may only make a claim under that section with respect to all of the shares of a class held by the shareholder on behalf of any one beneficial owner and registered in the shareholder's name. One consequence of this provision is that only a registered shareholder may exercise the Dissent Rights in respect of the shares of ACE Aviation that are registered in that shareholder's name.

     In many cases, shares beneficially owned by a non-registered shareholder are registered either (a) in the name of an intermediary or (b) in the name of a clearing agency (such as CDS and DTC) of which the intermediary is a participant. Accordingly, a non-registered shareholder will not be entitled to exercise its Dissent Rights directly (unless the shares are re-registered in the non-registered shareholder's name). A non-registered shareholder who wishes to exercise Dissent Rights should immediately contact the intermediary with whom the non-registered shareholder deals in respect of its shares and either (i) instruct the intermediary to exercise the Dissent Rights on the non-registered shareholder's behalf (which, if the shares of ACE Aviation are registered in the name of CDS, DTC or other clearing agency, may require that such shares of ACE Aviation first be re-registered in the name of the intermediary), or (ii) instruct the intermediary to re-register such shares of ACE Aviation in the name of the non-registered shareholder, in which case the non-registered shareholder would be able to exercise the Dissent Rights directly.

     A registered shareholder who wishes to dissent must provide a Dissent Notice to the Corporate Secretary of ACE Aviation at ACE Aviation's registered office located at 5100 De Maisonneuve Boulevard, Montreal, Quebec, Canada H4A 3T2 or by facsimile transmission to the Secretary of the Meeting, to be received not later than 5:00 p.m. (Montreal time) on October 2, 2006 (or 5:00 p.m. (Montreal time) on the day which is two business days immediately preceding the meeting or any adjournment or postponement thereof). Failure to strictly comply with these dissent procedures may result in the loss or unavailability of the right to dissent.

     The filing of a Dissent Notice does not deprive a registered shareholder of the right to vote at the meeting. However, the CBCA provides, in effect, that a registered shareholder who has submitted a Dissent Notice and who votes FOR the Arrangement Resolution will no longer be considered a Dissenting Shareholder with respect to that class of shares voted FOR the Arrangement Resolution. The CBCA does not provide, and ACE Aviation will not assume, that a proxy submitted instructing the proxyholder to vote against the Arrangement Resolution, a vote against the Arrangement Resolution or an abstention constitutes a Dissent Notice, but a registered shareholder need not vote its shares of ACE Aviation against the Arrangement Resolution in order to dissent. Similarly, the revocation of a proxy conferring authority on the proxyholder to vote FOR the Arrangement Resolution does not constitute a Dissent Notice. However, any proxy granted by a registered shareholder who intends to dissent, other than a proxy that instructs the proxyholder to vote against the Arrangement Resolution, should be validly revoked in order to prevent the proxyholder from voting such shares of ACE Aviation in favour of the Arrangement Resolution and thereby causing the registered shareholder to forfeit its Dissent Rights. See "Information Concerning Voting at the Meeting".

     ACE Aviation is required, within ten (10) days after shareholders adopt the Arrangement Resolution, to notify each Dissenting Shareholder that the Arrangement Resolution has been adopted. Such notice is not required to be sent to any shareholder who voted for the Arrangement Resolution or who has withdrawn its Dissent Notice.

     A Dissenting Shareholder who has not withdrawn its Dissent Notice prior to the meeting must then, within twenty (20) days after receipt of notice that the Arrangement Resolution has been adopted, or if the Dissenting Shareholder does not receive such notice, within twenty (20) days after learning that the Arrangement Resolution has been adopted, send to ACE Aviation at its registered office located at 5100 De Maisonneuve Boulevard, Montreal, Quebec, Canada H4A 3T2, a written notice (a "Demand for Payment") containing its name and address, the number of shares of ACE Aviation in respect of which he or she dissents (the "Dissent Shares"), and a demand for payment of the fair value of such shares of ACE Aviation. Within thirty (30) days after sending the Demand for Payment, the Dissenting Shareholder must send to ACE Aviation at its registered office or to CIBC Mellon, ACE Aviation's transfer agent, located at 2001 University Street, Suite 1600, Montreal, Quebec, Canada, H3A 2A6, certificates representing the shares of ACE Aviation in respect of which he or she dissents. ACE Aviation or CIBC Mellon will endorse on share certificates received from a Dissenting Shareholder a notice that the shareholder is a Dissenting Shareholder and will forthwith return the share certificates to the Dissenting Shareholder. A Dissenting Shareholder who fails to make a Demand for Payment in the time required or to send certificates representing Dissent Shares has no right to make a claim under section 190 of the CBCA.

     Under section 190 of the CBCA, after sending a Demand for Payment, a Dissenting Shareholder ceases to have any rights as a shareholder in respect of its Dissent Shares other than the right to be paid the fair value of the Dissent Shares as determined pursuant to section 190 of the CBCA and the Interim Order, unless (i) the Dissenting Shareholder withdraws its Demand for Payment before ACE Aviation makes an Offer to Pay (as defined below) to the Dissenting Shareholder, (ii) ACE Aviation fails to make an offer to pay and the Dissenting Shareholder withdraws its Demand for Payment, or (iii) the Board revokes the Arrangement Resolution, in which case ACE Aviation will reinstate the Dissenting Shareholder's rights as a registered shareholder as of the date the Demand for Payment was sent. Pursuant to the Plan of Arrangement, in no case shall ACE Aviation or any other person be required to recognize any Dissenting Shareholder as a shareholder after the Arrangement Effective Date, and the names of such shareholders shall be deleted from the list of registered shareholders at the Arrangement Effective Date.

     Pursuant to the Plan of Arrangement, Dissenting Shareholders who are ultimately determined to be entitled to be paid fair value for their Dissent Shares shall be deemed to have transferred such Dissent Shares to ACE Aviation at the Arrangement Effective Time. Pursuant to the Plan of Arrangement, Dissenting Shareholders who are ultimately determined not to be entitled, for any reason, to be paid fair value for their Dissent Shares, shall be deemed to have participated in the Arrangement on the same basis as any non-Dissenting Shareholder as at and from the Arrangement Effective Date.

     ACE Aviation is required, not later than seven (7) days after the later of the Arrangement Effective Date and the date on which a Demand for Payment is received from a Dissenting Shareholder, to send to each Dissenting Shareholder who has sent a Demand for Payment an offer to pay (an "Offer to Pay") for its Dissent Shares in an amount considered by the Board to be the fair value of the shares of ACE Aviation, accompanied by a statement showing the manner in which the fair value was determined. Every Offer to Pay must be on the same terms. ACE Aviation must pay for the Dissent Shares of a Dissenting Shareholder within ten
(10) days after an Offer to Pay has been accepted by a Dissenting Shareholder, but any such offer lapses if ACE Aviation does not receive an acceptance within thirty (30) days after the Offer to Pay has been made.

     If ACE Aviation fails to make an Offer to Pay for a Dissenting Shareholder's shares of ACE Aviation, or if a Dissenting Shareholder fails to accept an Offer to Pay that has been made, ACE Aviation may, within fifty (50) days after the Arrangement Effective Date or within such further period as a Court may allow, apply to a Court to fix a fair value for the shares of ACE Aviation held by Dissenting Shareholders. If ACE Aviation fails to apply to a Court, a Dissenting Shareholder may apply to a Court for the same purpose within a further period of twenty (20) days or within such further period as a Court may allow. A Dissenting Shareholder is not required to give security for costs in such an application.

     If ACE Aviation or a Dissenting Shareholder makes an application to Court, ACE Aviation will be required to notify each affected Dissenting Shareholder of the date, place and consequences of the application and of its right to appear and be heard in person or by counsel. Upon an application to a Court, all Dissenting Shareholders who have not accepted an Offer to Pay will be joined as parties and be bound by the decision of the Court. Upon any such application to a Court, the Court may determine whether any person is a Dissenting Shareholder who should be joined as a party, and the Court will then fix a fair value for the Dissent Shares of all Dissenting Shareholders. The final order of a Court will be rendered against ACE Aviation in favour of each Dissenting Shareholder for the amount of the fair value of its Dissent Shares as fixed by the Court. The Court may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the Arrangement Effective Date until the date of payment. Registered shareholders who are considering exercising Dissent Rights should be aware that any judicial determination of fair value will result in delay of receipt by a Dissenting Shareholder of consideration for such Dissenting Shareholder's Dissent Shares.

     The foregoing is only a summary of the dissenting shareholder provisions of the CBCA (as modified by the Plan of Arrangement and the Interim Order), which are technical and complex. A complete copy of section 190 of the CBCA is attached as Appendix D to this Proxy Circular. It is recommended that any registered shareholder wishing to avail itself of its Dissent Rights under those provisions seek legal advice, as failure to comply strictly with the provisions of the CBCA (as modified by the Plan of Arrangement and the Interim Order) may prejudice its Dissent Rights.

                        THE INITIAL SPECIAL DISTRIBUTION

Overview

     In the context of the Arrangement, the Board has determined to proceed with an Initial Special Distribution of Aeroplan Fund Units to the holders of Class A variable voting shares, Class B voting shares and preferred shares (on an as-converted basis) of ACE Aviation. The Aeroplan Fund Units to be distributed pursuant to the Initial Special Distribution will represent a portion of ACE Aviation's interest in Aeroplan Limited Partnership. Further details with respect to the Initial Special Distribution, including the amount and distribution ratio of the Initial Special Distribution and the record date to determine shareholders eligible to participate in the Initial Special Distribution (the "Initial Special Distribution Record Date") will be announced by press release at least seven business days prior to the Initial Special Distribution Record Date.

     This Initial Special Distribution will be made by way of reduction of the stated capital of the Class A variable voting shares, Class B voting shares and preferred shares of ACE Aviation. Completion of the Initial Special Distribution is subject to receipt of an advance income tax ruling or opinion from the CRA confirming that the Initial Special Distribution will be treated as a return of capital, unless such condition is waived by ACE Aviation. The Initial Special Distribution Record Date shall be no later than three months following the Arrangement Effective Date.

     ACE does not currently hold the Aeroplan Fund Units to be distributed under the Initial Special Distribution as it holds its interest in Aeroplan through units of Aeroplan Limited Partnership which are exchangeable on a one-for-one basis into Aeroplan Fund Units pursuant to the Investor Liquidity Agreement. On the Initial Special Distribution Record Date, ACE will exchange a number of its units of Aeroplan Limited Partnership into the number of Aeroplan Fund Units to be distributed to its shareholders pursuant to the Initial Special Distribution.

Details of the Initial Special Distribution

Entitlement

     The shareholders of ACE Aviation will receive a specific amount of Aeroplan Fund Unit per Class A variable voting share, Class B voting shares and preferred share (on an as-converted basis) of ACE Aviation held as of the Initial Special Distribution Record Date. Such amount will be determined on the basis of a distribution ratio to be announced by press release at least seven business days prior to the Initial Special Distribution Record Date.

Certificates Representing Aeroplan Fund Units

     Subject to what is indicated below under "Fractional Interest in Aeroplan Fund Units", "Small Interest in Aeroplan Fund Units" and "U.S. Regulatory Matters", unit certificates representing the Aeroplan Fund Units to which registered shareholders of ACE Aviation are entitled as of the Initial Special Distribution Record Date will be mailed by ordinary prepaid post as soon as practicable after the Initial Special Distribution Record Date without any action on the part of shareholders of ACE Aviation other than the U.S. Shareholders. Aeroplan Fund Units to be distributed to non-registered shareholders will be credited to their account with their broker, trust company or other intermediary.

Fractional Interest in Aeroplan Fund Units

     No fractional Aeroplan Fund Units will be distributed to registered shareholders of ACE Aviation pursuant to the Initial Special Distribution. Instead, fractional interests in Aeroplan Fund Units to be otherwise distributed to registered shareholders of ACE Aviation pursuant to the Initial Special Distribution will be distributed to the Sale Trustee on behalf of each registered shareholder otherwise entitled to such fractional interests and each such registered shareholder will receive a cash payment in Canadian dollars equal to such registered shareholder's pro rata portion of the net proceeds after expenses received by the Sale Trustee upon the sale of the aggregate of all whole Aeroplan Fund Units representing an accumulation of all such fractional interests in an Aeroplan Fund Unit to which all such registered shareholders would otherwise be entitled.

Small Interest in Aeroplan Fund Units

     Registered shareholders of ACE Aviation that would have received a small interest of less than 50 Aeroplan Fund Units pursuant to the Initial Special Distribution will not receive such Aeroplan Fund Units but will instead receive a cash payment in Canadian dollars equal to such registered shareholder's pro rata portion of the net proceeds after expenses received by the Sale Trustee upon the sale of the aggregate of all whole Aeroplan Fund Units representing an accumulation of all small interests in Aeroplan Fund Units to which all such registered shareholders would otherwise be entitled.

U.S. Regulatory Matters

     For purposes of the Initial Special Distribution, ACE Aviation has determined that "Qualified Purchaser" shall mean a person that is an institutional "accredited investor" within the meaning of Rules 501(a)(1), (2),
(3) or (7) of Regulation D under the 1933 Act. Based on advice from Counsel, ACE Aviation has also determined that Aeroplan Income Fund would be an "investment company" as defined in the 1940 Act if the Initial Special Distribution was made in the United States to shareholders of ACE Aviation other than "qualified purchasers" within the meaning of Section 2(a)(51)(A) of the 1940 Act. As a result, the definition of "Qualified Purchaser" for purposes of the Initial Special Distribution means a Person that is a "qualified purchaser" within the meaning of Section 2(a)(51)(A) of the 1940 Act and an institutional "accredited investor" within the meaning of Rules 501(a)(1), (2), (3) or (7) of Regulation D under the 1933 Act.

     A U.S. Shareholder who satisfies the requirements for treatment as a Qualified Purchaser will receive Aeroplan Fund Units distributable to shareholders of ACE Aviation pursuant to the Initial Special Distribution if such U.S. Shareholder submits a properly completed and executed Qualified Purchaser Certification certifying such U.S. Shareholder's status as a Qualified Purchaser. A form of Qualified Purchaser Certification and related instructions will be provided to U.S. Shareholders in connection with the Initial Special Distribution. Aeroplan Fund Units issued and distributed to Qualified U.S. Shareholders of ACE Aviation may only be resold to Aeroplan Income Fund, outside the United States pursuant to Rule 904 of Regulation S under the 1933 Act or to a Qualified Purchaser. A Qualified U.S. Shareholder of ACE Aviation should obtain the advice of its legal counsel with respect to the application of these restrictions to the offer or sale of such Aeroplan Fund Units by such person.

     Non-Qualified U.S. Shareholders will not receive the Aeroplan Fund Units that they would otherwise be entitled to receive. Such Aeroplan Fund Units will be distributed to the Sale Trustee and sold on behalf of Non-Qualified U.S. Shareholders and each such Non-Qualified U.S. Shareholder will receive a cash payment in Canadian dollars equal to such Non-Qualified U.S. Shareholder's pro rata portion of the net proceeds after expenses received by the Sale Trustee upon the sale of all such Aeroplan Fund Units. Such sale of Aeroplan Fund Units will be effected by the Sale Trustee through a registered dealer on the Toronto Stock Exchange or in such other manner as deemed appropriate by the Sale Trustee. "Non-Qualified U.S. Shareholder" means a U.S. Shareholder of ACE Aviation that is not a Qualified Purchaser or that fails to submit the required Qualified Purchaser Certification.

     ACE Aviation and the Sale Trustee will be entitled to deduct and withhold from any consideration otherwise payable to any Non-Qualified U.S. Shareholder such amounts as ACE Aviation or the Sale Trustee are required to deduct and withhold with respect to such payment under the Tax Act, the Code or any provision of provincial, state, local or foreign tax law, in each case as amended or succeeded. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. Please see "Certain Canadian Federal Income Tax Considerations" and "Certain United States Federal Income Tax Considerations" for more information.

Required Approvals for the Initial Special Distribution

     As part of the Arrangement, the Initial Special Distribution is subject to certain regulatory and other approvals, including approval by shareholders of ACE Aviation and the Court of the Plan of Arrangement. Further details in respect of certain of these approvals are set out above under "The Plan of Arrangement - Required Approvals for the Plan of Arrangement".

Aeroplan Income Fund

Aeroplan's Business

     Aeroplan is Canada's premier loyalty marketing company. Aeroplan provides its commercial partners with loyalty marketing services to attract and retain customers and stimulate demand for these partners' products and services. Aeroplan's objective is to offer its commercial partners superior value relative to other marketing alternatives through access to Aeroplan's base of members and the design and execution of marketing programs aimed at increasing revenue, market share, and customer loyalty. The Aeroplan program is one of Canada's longest standing loyalty programs. It was founded in 1984 by Air Canada, Canada's largest domestic and full service international airline, to manage the airline's frequent flyer program. Aeroplan benefits from its unique strategic relationship with Air Canada in addition to its contractual arrangements with leading commercial partners including Amex Bank of Canada, Bell Canada, Canadian Imperial Bank of Commerce, Imperial Oil (Esso), Star Alliance member airlines and numerous hotel chains and car rental companies.

     Aeroplan offers its approximately five million active members the ability to accumulate Aeroplan miles throughout its partner network through purchases of products and services. Aeroplan sells Aeroplan miles to its extensive network of over 60 commercial partners, representing over 100 brands, in the financial services, travel services and consumer products and services industries. Today, financial services partners generate the majority of Aeroplan's revenues. In 2005, over 62 billion Aeroplan miles were accumulated by members representing an equivalent of approximately $40 billion in consumer spending to earn these Aeroplan miles. Once members have accumulated a sufficient number of Aeroplan miles, they can redeem such Aeroplan miles for air travel and other attractive rewards. Upon the redemption of Aeroplan miles by its members, Aeroplan incurs the cost to acquire the desired reward.

Aeroplan Fund Units

     The Aeroplan Fund Units are traded on the Toronto Stock Exchange under the symbol AER.UN. Aeroplan Income Fund currently indirectly holds 24.7% of the limited partnership units of Aeroplan Limited Partnership, the entity operating the Aeroplan loyalty marketing program. ACE Aviation holds the remainder of the limited partnership units of Aeroplan Limited Partnership.

     An unlimited number of Aeroplan Fund Units may be issued pursuant to Aeroplan Declaration of Trust. Each Aeroplan Fund Unit is transferable and represents an equal undivided beneficial interest in any distributions from Aeroplan Income Fund and in the net assets of Aeroplan Income Fund in the event of termination or winding-up of Aeroplan Income Fund. All Aeroplan Fund Units are of the same class with equal rights and privileges. The Aeroplan Fund Units entitle the Aeroplan Unitholders to one vote for each whole unit held at all meetings of the Aeroplan Unitholders.

Aeroplan Declaration of Trust

     The rights of the Aeroplan Unitholders are established by the Aeroplan Declaration of Trust. Although the Aeroplan Declaration of Trust confers upon an Aeroplan Unitholder many of the same protections, rights and remedies as an investor would have as a shareholder of a corporation governed by the CBCA, there do exist significant differences.

     Many of the provisions of the CBCA respecting the governance and management of a corporation have been incorporated in the Aeroplan Declaration of Trust. For example, Aeroplan Unitholders are entitled to exercise voting rights in respect of their holdings of Aeroplan Fund Units in a manner comparable to shareholders of a CBCA corporation and to elect trustees and auditors. The Aeroplan Declaration of Trust also includes provisions modeled after comparable provisions of the CBCA dealing with the calling and holding of meetings of Aeroplan Unitholders and the right of Aeroplan Unitholders to participate in the decision-making process where certain fundamental actions are proposed to be undertaken. These approval rights are supplemented by provisions of applicable securities laws and regulations of the Toronto Stock Exchange that are applicable to Aeroplan Income Fund.

     Aeroplan Unitholders do not have recourse to a dissent right under which shareholders of a CBCA corporation are entitled to receive the fair value of their shares where certain fundamental changes affecting the corporation are undertaken. As an alternative, Aeroplan Unitholders seeking to terminate their investment in Aeroplan Income Fund are entitled to request the redemption of their Aeroplan Fund Units, as described in the Aeroplan Declaration of Trust. Aeroplan Unitholders similarly do not have recourse to the statutory oppression remedy that is available to shareholders of a CBCA corporation where the corporation undertakes actions that are oppressive, unfairly prejudicial or disregarding the interests of securityholders and certain other parties. The CBCA also permits shareholders to bring or intervene in derivative actions in the name of the corporation or any of its subsidiaries, with the leave of a court. The Aeroplan Declaration of Trust does not include a comparable right of the Aeroplan Unitholders to commence or participate in legal proceedings with respect to Aeroplan Income Fund.

Additional Information

     Further information with respect to Aeroplan Income Fund, Aeroplan's business, the Aeroplan Fund Units and the Aeroplan Declaration of Trust is provided in the documents filed by Aeroplan Income Fund with the securities regulatory authorities in each of the provinces and territories of Canada. Such documents are incorporated by reference in this Proxy Circular and are available on Aeroplan's website at www.aeroplan.com or on the SEDAR website at www.sedar.com.

Certain Canadian Federal Income Tax Considerations

     In the opinion of ACE Aviation's counsel, Stikeman Elliott LLP, the following summary, as at the date hereof, describes the principal Canadian federal income tax consequences under the Tax Act of the Initial Special Distribution to a shareholder who, for purposes of the Tax Act, at all relevant times, (i) holds the Class A variable voting shares or Class B voting shares of ACE Aviation as capital property and (ii) deals at arm's length with ACE Aviation and is not affiliated with ACE Aviation. Generally, Class A variable voting shares or Class B voting shares of ACE Aviation will be considered to be capital property to a shareholder provided the shareholder does not hold the shares in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain shareholders who might not otherwise be considered to hold their shares as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Such shareholders should consult their own tax advisors regarding their particular circumstances.

     This summary is not applicable to a shareholder that is a "financial institution" for purposes of the mark-to-market rules contained in the Tax Act, a "specified financial institution", or a shareholder an interest in which is a "tax shelter investment" (all as defined in the Tax Act). Such shareholders should consult their own tax advisors with respect to the tax consequences to them of the Initial Special Distribution.

     This summary is based upon the current provisions of the Tax Act and the regulations thereunder in force as of the date hereof (the "Regulations"), and counsel's understanding of the current administrative practices of the CRA. This summary takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and assumes that all Proposed Amendments will be enacted in the form proposed. However, there can be no assurance that the Proposed Amendments will be enacted in their current form or at all. This summary does not otherwise take into account or anticipate any changes in the law or administrative practice whether by legislative, regulatory, administrative, or judicial action, nor does it take into account tax legislation or considerations of any province, territory, or foreign jurisdiction, which may differ significantly from those discussed herein. This summary is of a general nature only and is not intended to be legal or tax advice to any particular shareholder. This summary is not exhaustive of all federal income tax considerations. Accordingly, shareholders should consult their own tax advisors having regard to their own particular circumstances.

     Generally, when a public corporation, as defined in the Tax Act, reduces the paid up capital in respect of a class of its shares, the amount paid on such reduction is deemed to be a dividend. However, where the paid up capital of the issuer exceeds the amount of the proposed distribution (which is the case in respect of the Initial Special Distribution), a distribution not in excess of the amount by which the paid up capital is reduced may be treated as a return of capital (subject to the comments below concerning the reduction of the adjusted cost base of the shares) and not as a dividend under the Proposed Amendments where the amount of the distribution is derived from proceeds realized from certain non ordinary course transactions. More specifically, under the Proposed Amendments, where an amount is paid on a reduction of "paid up capital" as defined in the Tax Act, the amount will be treated as a return of capital where:
(i) the amount may reasonably be considered to be a distribution of proceeds realized from a transaction or event that did not occur in the ordinary course of business and (ii) the proceeds were received from a transaction or event that occurred no more than 24 months before the return of capital.

     ACE Aviation has applied for an advance income tax ruling from the CRA confirming, inter alia, that the Initial Special Distribution made by ACE Aviation on a reduction of its paid up capital will be treated as a return of capital and not as a deemed dividend under the Proposed Amendments. No assurance can be given that a favorable ruling will be obtained from the CRA. At the time of payment of the Initial Special Distribution, ACE Aviation will inform shareholders whether it has received a favorable ruling from the CRA.

     If the Initial Special Distribution is treated as a return of capital, the adjusted cost base of each share to a shareholder that holds Class A variable voting shares or Class B voting shares as capital property would be reduced by an amount equal to the amount per share received on account of the Initial Special Distribution. If such amount exceeds the adjusted cost base, such shareholder would be deemed to have realized a capital gain equal to such excess.

     Such amount received as a return of capital by a shareholder who, at all relevant times, for purposes of the Tax Act and any applicable income tax convention, is not, and is not deemed to be, resident in Canada and does not use or hold Class A variable voting shares or Class B voting shares in a business carried on in Canada ("Non-resident Holder") will not be subject to Canadian withholding tax.

     If the Initial Special Distribution is treated as a deemed dividend, the tax consequences of such dividend would be the same as those applicable to ordinary course dividends paid on Class A variable voting shares or Class B voting shares described below.

     A shareholder who, at all relevant times, is resident or deemed to be resident in Canada for the purposes of the Tax Act ("Resident Holder") will be required to include in computing its income for a taxation year any dividends received or deemed to be received, by such shareholder on the shares. In the case of a Resident Holder who is an individual (other than certain trusts), such dividends will be subject to the gross up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations. Proposed Amendments announced by the Minister of Finance (Canada) on November 23, 2005 would provide for an enhanced dividend tax credit in respect of eligible dividends paid after 2005. No assurance can be given that such Proposed Amendments will be enacted. A dividend received or deemed to be received by a Resident Holder that is a corporation will generally be deductible in computing the corporation's taxable income. A "private corporation" as defined in the Tax Act, or any other corporation controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) will generally be liable to pay a refundable tax of 33 1/2% under Part IV of the Tax Act on dividends received or deemed to be received on the Class A variable voting shares or Class B voting shares to the extent such dividends are deductible in computing taxable income for the year. In the case of a Resident Holder that is a corporation, it is possible that, in certain circumstances, all or part of the amount deemed to be a dividend will be treated as a capital gain and not as a dividend, except to the extent that the corporation was subject to
Part IV tax in respect of the dividend or deemed dividend as described herein.

     Dividends received or deemed to be received on the Class A variable voting shares or Class B voting shares by a Non-resident Holder will be subject to a Canadian withholding tax under the Tax Act. The rate of withholding tax is 25%, although such rate may be reduced under the provisions of an applicable income tax convention between Canada and the Non-resident Holder's country of residence.

     Shareholders otherwise entitled to receive Aeroplan Fund Units, or a fractional interest therein, and who will receive a cash payment in lieu thereof will realize a capital gain (or a capital loss) equal to the amount, if any, by which the cash payment received by such shareholder is greater (or less) than the fair market value of the Aeroplan Fund Unit, or fractional interest therein, as of the Initial Special Distribution Record Date.

     One half of any capital gain realized by a shareholder on the disposition by the Sale Trustee on its behalf of an Aeroplan Fund Unit, or a fractional interest therein, ("Taxable Capital Gain") will be included in the shareholder's income. One half of any capital loss ("Allowable Capital Loss") realized by a shareholder on the disposition of an Aeroplan Fund Unit, or a fractional interest therein, generally must be deducted from Taxable Capital Gains of the shareholder for the year of disposition. Any unused Allowable Capital Losses may be carried back to any of the three preceding taxation years or forward to any subsequent taxation year, and deducted against net Taxable Capital Gains of the shareholder in any such other year to the extent and under the circumstances described in the Tax Act.

     A shareholder that is a "Canadian controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on its "aggregate investment income" for the year, which will include Taxable Capital Gains.

     Taxable Capital Gains realized by a Non-resident Holder will not be subject to tax under the Tax Act (and Allowable Capital Losses realized by a Non-resident Holder will not be available as a deduction to offset any Taxable Capital Gain in computing taxable income earned in Canada), provided that the Aeroplan Fund Units do not constitute taxable Canadian property of the holder. Aeroplan Fund Units will generally not be taxable Canadian property of a Non-resident Holder unless: (i) at any time during the 60-month period immediately preceding the disposition of the Aeroplan Fund Units, or a fractional interest therein, by the Sale Trustee on behalf of such Non-resident Holder, not less than 25% of the issued Aeroplan Fund Units were owned by the shareholder, by persons with whom the shareholder did not deal at arm's length, or by any combination thereof; (ii) Aeroplan Income Fund does not qualify as a mutual fund trust at the time of disposition; or (iii) the Non-resident Holder's Aeroplan Fund Units, or fractional interest therein, are otherwise deemed to be taxable Canadian property. Where the Aeroplan Fund Units, or fractional interest therein, held by the Sale Trustee on behalf of a Non-resident Holder are taxable Canadian property, a capital gain from the disposition of Aeroplan Fund Units, or fractional interest therein, may be exempted from tax under the Tax Act pursuant to an applicable income tax treaty or convention.

Certain United States Federal Income Tax Considerations

     The following summary, as at the date hereof, describes the principal U.S. federal income tax consequences under the Code of the Initial Special Distribution of Aeroplan Fund Units to United States Holders. This discussion is of a general nature only and is not exhaustive of all U.S. federal income tax implications, and it is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder of Class A variable voting shares or Class B voting shares. No opinion or representation with respect to U.S. federal income tax consequences to any such holder is made. Accordingly, shareholders are urged to consult their own tax advisors to determine the U.S. federal, state, local and foreign income and other tax consequences of the Initial Special Distribution on Class A variable voting shares or Class B voting shares, as well as the effect of tax laws of the jurisdictions of which they are citizens, residents or domiciliaries or in which they conduct business.

     The following is a discussion of certain U.S. federal income tax consequences of the Initial Special Distribution on the Class A variable voting shares or Class B voting shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person's holdings of Class A variable voting shares or Class B voting shares. The discussion applies only to United States Holders who hold Class A variable voting shares or Class B voting shares as capital assets for U.S. federal income tax purposes, and it does not address foreign, state, local or other non U.S. federal income tax consequences. Furthermore, it does not describe all of the tax consequences that may be relevant to holders subject to special rules, such as: certain financial institutions and insurance companies; dealers and traders in securities or foreign currencies; persons holding Class A variable voting shares or Class B voting shares as part of a hedge, straddle or conversion transaction; persons holding Class A variable voting shares or Class B voting shares in a tax deferred or tax advantaged account, persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar, persons who are partners, shareholders or beneficiaries of an entity that holds Class A variable voting shares or Class B voting shares, partnerships or other entities classified as partnerships for U.S. federal income tax purposes; persons liable for the alternative minimum tax; tax exempt organizations; or persons that own or are deemed to own ten percent or more of ACE Aviation's voting stock.

     This discussion is based on the Code, final, temporary and proposed Treasury regulations thereunder, administrative pronouncements, judicial decisions and the current income tax treaty between the United States and Canada (the "Treaty"), all as currently in effect and all of which are subject to change or differing interpretations (possibly with retroactive effect). United States Holders are urged to consult their own tax advisors concerning the U.S. federal, state, local and foreign tax consequences of the Initial Special Distribution with respect to their particular circumstances.

     As used herein, the term "United States Holder" means a beneficial owner of Class A variable voting shares or Class B voting shares that is, for U.S. federal income tax purposes: a citizen or individual resident of the United States; a corporation, or other entity characterized as a corporation for U.S. federal income tax purposes and which is created or organized in or under the laws of the United States or any political subdivision thereof; an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if (i) a Court within the United States is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust or
(ii) the trust was in existence on August 20, 1996 and properly elected to continue to be treated as a U.S. person.

     If a partnership, including for this purpose any entity treated as a partnership for U.S. federal income tax purposes, is a holder of Class A variable voting shares or Class B voting shares, the U.S. federal income tax treatment of a partner in such partnership will generally depend upon the status of such partner and the activities of the partnership.

     In compliance with United States Treasury Department Circular 230, holders of Class A variable voting shares or Class B voting shares are hereby notified that: (A) any discussion of United States federal tax issues in this section of the Proxy Circular is not intended nor written to be relied upon, and cannot be relied upon, by any particular holder of Class A variable voting shares or Class B voting shares for the purpose of avoiding penalties that may be imposed on such holder under the Code; (B) such discussion is included herein in connection with the promotion or marketing (within the meaning of Circular 230) of the Initial Special Distribution; and (C) holders of Class A variable voting shares or Class B voting shares should seek advice based on their particular circumstances from an independent tax advisor.

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Distribution on Class A Variable Voting Shares or Class B Voting Shares

     Subject to the discussion under "Passive Foreign Investment Company Rules" below, the gross amount of distributions paid to United States Holders, including the Initial Special Distribution, paid on Class A variable voting shares or Class B voting shares, will be included in the gross income of such United States Holder, as a dividend, to the extent paid out of ACE Aviation's current or accumulated earnings and profits (as determined under U.S. federal income tax principles). In the case of United States Holders who will receive a cash payment in lieu of Aeroplan Fund Units, or a fractional interest therein, the amount of the Initial Special Distribution will be computed as of the Initial Special Distribution Record Date.

     The amount of the dividend will be treated as foreign source dividend income to United States Holders and will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code.

     Generally, such dividends will constitute passive income for foreign tax credit purposes.

     To the extent that the amount of any Initial Special Distribution exceeds ACE Aviation's current or accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the Initial Special Distribution will first be treated as a return of capital, causing a reduction in the adjusted tax basis of the Class A variable voting shares or Class B voting shares with regard to which the distribution was made, and to the extent in excess of such basis, will be treated as capital gain. ACE Aviation will not calculate its earnings and profits under U.S. federal income tax rules. Therefore, ACE Aviation will not provide United States Holders with such information. United States Holders should consult their own tax advisors regarding the amount of the Initial Special Distribution that will be treated as a dividend for U.S. federal income tax purposes.

     Dividends received by non corporate United States Holders may be subject to U.S. federal income tax at lower rates than other types of ordinary income (generally 15%) in taxable years beginning on or before December 31, 2010 if certain conditions are met. These conditions include ACE Aviation not being classified as a passive foreign investment company ("PFIC"), being eligible for benefits under the Treaty, the United States Holder's satisfaction of a holding period requirement and the United States Holder not treating the dividend as "investment income" for purposes of the investment interest deduction rules. Furthermore, if the dividend is an "extraordinary dividend", certain losses that would otherwise be characterized as short term capital loss will be treated as long term capital loss. A United States Holder should consult its own tax advisor regarding the application of these rules.

     Dividends paid in Canadian dollars will be included in a United States Holder's income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt of the dividend, or, in the case of United States Holders who will receive a cash payment in lieu of Aeroplan Fund Units, or a fractional interest therein, the U.S. dollar amount should be calculated by reference to the exchange rate in effect as of the date of receipt of the Aeroplan Fund Units, or a fractional interest therein, as the case may be, by the Sale Trustee on its behalf, regardless of whether the Canadian dollars are converted into U.S. dollars.

     If the dividend is converted into U.S. dollars on the date of receipt, United States Holders generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. However, a conversion into U.S. dollars at a later date including any differential in value of the cash payment received by a United States Holder from the Sale Trustee, in the case of United States Holders who will receive such cash payments in lieu of Aeroplan Fund Units, or a fractional interest therein, when compared to value of said Aeroplan Fund Units, or a fractional interest therein, on the date of receipt by the Sale Trustee, may have U.S. federal income tax consequences.

     Canadian taxes withheld from dividends on Class A variable voting shares or Class B voting shares generally will be creditable against a United States Holder's U.S. federal income tax liability, subject to applicable limitations that vary depending upon the United States Holder's particular circumstances. Instead of claiming a credit, a United States Holder may, at its election, deduct such otherwise creditable Canadian taxes in computing its taxable income, subject to generally applicable limitations under U.S. law. The rules governing the foreign tax credit are complex and United States Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

     ACE Aviation does not believe that it is currently, or is likely to become, a PFIC for U.S. federal income tax purposes. A corporation organized outside the United States generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which either: (a) at least 75 percent of its gross income is "passive income", or (b) on average at least 50 percent of the gross value of its assets is attributable to assets (such as cash) that produce "passive income" or are held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. In determining whether it is a PFIC, a foreign corporation is required to take into account a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25 percent interest.

     Since ACE Aviation's PFIC status during a taxable year that includes a United States Holder's holding period depends upon the composition of its income and assets and the market value of its assets from time to time (including the remainder of the taxable year after the Initial Special Distribution), there can be no assurance that ACE Aviation will not be considered a PFIC for any taxable year. If ACE Aviation is treated as a PFIC for any taxable year during which a United States Holder holds Class A variable voting shares or Class B voting shares, certain adverse consequences, including not being eligible for the reduced rate of tax on certain dividends described above, could apply to the United States Holder.

     Shareholders are urged to consult their tax advisors concerning ACE Aviation's status as a PFIC and the tax considerations relevant to the Initial Special Distribution.

Information Reporting and Backup Withholding

     Payment of dividends that are made within the United States or through certain U.S. related financial intermediaries generally are subject to information reporting to the Internal Revenue Service and to backup withholding unless the United States Holder (i) is a corporation or other exempt recipient or (ii) in the case of backup withholding, provides a correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred.

     The amount of any backup withholding from a payment to a United States Holder will be allowed as a credit against the U.S. federal income tax liability of the United States Holder and may entitle the United States Holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

                           OTHER IMPORTANT INFORMATION

Indebtedness of Directors and Officers

     As of August 29, 2006, ACE Aviation or its subsidiaries had not made any loan to officers or directors of ACE Aviation or its subsidiaries.

Interest of Management and Others in Material Transactions

     On September 30, 2004, as part of Air Canada's restructuring process, Promontoria Holding III B.V. invested $250 million in ACE Aviation in consideration for the issuance of 12,500,000 preferred shares of ACE Aviation. Promontoria Holding III B.V. is an affiliate of Cerberus Capital Management, L.P. and Michael Green (Radnor, Pennsylvania), Carlton D. Donaway (Redmond, Washington) and W. Brett Ingersoll (New York, New York), all directors of ACE Aviation, are respectively Managing Director and President - Operations, Senior Advisor - Operations and Managing Director at Cerberus Capital Management, L.P.

Chairman's Prerogative

     The chair of the meeting reserves the right to withdraw any of the resolutions submitted at the meeting.

Auditors

     The auditors of ACE Aviation are Pricewaterhouse Coopers LLP, Chartered Accountants, Montreal, Canada.

Additional Information

     Additional information relating to ACE Aviation is provided in the following documents:

     o ACE Aviation's annual report for the year ended December 31, 2005, which includes its consolidated financial statements together with the accompanying auditors' report;

     o ACE Aviation's management discussion and analysis related to such annual consolidated financial statements;

     o any interim financial statements that were filed after the consolidated financial statements for the year ended December 31, 2005;

     o ACE Aviation's management discussion and analysis related to such interim financial statements;

     o ACE Aviation's Annual Information Form for the year ended December 31, 2005; and

     o   ACE Aviation's management proxy circular dated March 28, 2006.

     Copies of such documents may be obtained without charge by writing to Shareholder Relations of ACE Aviation at 5100 de Maisonneuve Boulevard West, Montreal, Quebec, H4A 3T2.

     The documents are also available on ACE Aviation's website at www.aceaviation.com and on SEDAR at www.sedar.com. All of ACE Aviation's news releases are available on its website.

Mail Service Interruption

     If there is a mail service interruption prior to a shareholder mailing a completed proxy to CIBC Mellon, it is recommended that the shareholder deposit the completed proxy, in the envelope provided, at any of the following offices of CIBC Mellon:

     Alberta                    Ontario                     Nova Scotia

     600 The Dome Tower         320 Bay Street              1660 Hollis Street
     6th Floor                  Banking Hall                4th Floor
     333 - 7th Avenue S.W.      Toronto, Ontario            Halifax, Nova Scotia
     Calgary, Alberta

     British Columbia           Quebec

     1066 West Hastings St.     2001 University Street
     The Oceanic Plaza          Suite 1600
     Suite 1600                 Montreal , Quebec
     Vancouver, B.C.


Approval of this Circular

The Board approved the contents of this circular and authorized it to be sent to each shareholder who is eligible to receive notice of, and to vote at, the special meeting, as well as to the auditors of ACE Aviation and each director of ACE Aviation.


   /s/ Carolyn M. Hadrovic

   Carolyn M. Hadrovic
   Corporate Secretary
   Montreal, Quebec
   August 31, 2006

                                    GLOSSARY

In this Proxy Circular, the following terms shall have the meanings set forth below, unless otherwise indicated:

"1933 Act" means the United States Securities Act of 1933, as amended;

"1934 Act" means the United States Securities Exchange Act of 1934, as amended;

"1940 Act" means the United States Investment Company Act of 1940, as amended;

"ACE Aviation" means ACE Aviation Holdings Inc;

"Aeroplan" means Aeroplan Limited Partnership, together with its general partner and their respective subsidiaries and predecessors;

"Aeroplan Declaration of Trust" means the declaration of trust governing Aeroplan Income Fund dated May 12, 2005, as amended by an amended and restated declaration of trust dated June 21, 2005 under the laws of the Province of Ontario;

"Aeroplan Fund Units" means the trust units of Aeroplan Income Fund, each trust unit representing an equal undivided beneficial interest in Aeroplan Income Fund;

"Aeroplan Income Fund" means the unincorporated, open-ended trust established pursuant to the Aeroplan Declaration of Trust;

"Aeroplan Limited Partnership" means the limited partnership existing under the laws of the Province of Quebec pursuant to a limited partnership agreement dated June 21, 2005, as amended on September 29, 2005;

"Aeroplan Unitholders" means the holders of Aeroplan Fund Units;

"Arrangement" means the arrangement under section 192 of the CBCA contemplated by the Plan of Arrangement granting authority to the Board to proceed with special distributions of securities of subsidiaries or investee entities of ACE Aviation or cash by way of reduction of the stated capital of the Class A variable voting shares, Class B voting shares and preferred shares of ACE Aviation, including the Initial Special Distribution;

"Arrangement Effective Date" means the date selected by ACE Aviation as being the date upon which the Arrangement first becomes effective, currently anticipated to be October 13, 2006, subject to obtaining the Final Order from the Court;

"Arrangement Effective Time" means 12:01 a.m. (Montreal time) on the Arrangement Effective Date;

"Arrangement Resolution" means the special resolution to be considered and voted on by shareholders of ACE Aviation at the meeting, the full text of which is set out in Appendix A to this Proxy Circular;

"Board" means the board of directors of ACE Aviation;

"CBCA" means the Canada Business Corporations Act, as amended, and the regulations thereunder;

"CDS" means The Canadian Depository for Securities Limited;

"CIBC Mellon" means CIBC Mellon Trust Company or such other institution as ACE Aviation may select;

"Code" means the United States Internal Revenue Code of 1986, as amended, and the regulations thereunder;

"Counsel" means Stikeman Elliott LLP in respect of Canadian law matters and Skadden, Arps, Slate, Meagher & Flom LLP in respect of U.S. law matters;

"Court" means the Superior Court of Quebec;

"CRA" means the Canada Revenue Agency;

"Director" means the Director appointed under section 260 of the CBCA;

"Dissent Notice" means a written notice of a registered shareholder of ACE Aviation dissenting in respect of the Arrangement Resolution submitted to ACE Aviation in accordance with the Dissent Rights;

"Dissent Rights" means the rights of a registered shareholder of ACE Aviation to dissent in respect of the Arrangement Resolution as set out in the Interim Order;

"Dissent Shares" means the shares of ACE Aviation held by a Dissenting shareholder in respect of which the Dissenting Shareholder has duly and validly exercised the Dissent Rights;

"Dissenting Shareholder" means a registered shareholder of ACE Aviation who has duly and validly exercised the Dissent Rights;

"Distributed Securities" means securities of a subsidiary or investee entity of ACE Aviation that are distributed to shareholders of ACE Aviation pursuant to a Special Distribution implemented in accordance with the Arrangement;

"Final Order" means the final order of the Court approving the Arrangement as such order may be amended by the Court at any time prior to the Arrangement Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

"GAAP" means generally accepted accounting principles;

"Initial Special Distribution" means the initial special distribution of Aeroplan Fund Units described under "The Initial Special Distribution";

"Interim Order" means the interim order of the Court in respect of the Arrangement dated August 31, 2006, a copy of which is attached hereto in Appendix C;

"Investor Liquidity Agreement" means the investor liquidity agreement among Aeroplan Income Fund, Aeroplan Trust, Aeroplan Holding GP Inc. and Aeroplan Limited Partnership dated June 29, 2005 governing, among other things, the procedure through which the units of Aeroplan Limited Partnership held by ACE, its affiliates or permitted transferees may be exchanged for Aeroplan Fund Units;

"Non-Qualified U.S. Shareholder" means a U.S. Shareholder of ACE Aviation that is not a Qualified Purchaser or that fails to submit the required Qualified Purchaser Certification;

"Non-resident Holder" shall have the meaning ascribed thereto under "The Initial Special Distribution -- Certain Canadian Federal Income Tax Considerations";

"person" means and includes any individual, corporation, limited partnership, general partnership, joint stock company, limited liability corporation, joint venture, association, company, trust, bank, trust company, pension fund, business trust or other organization, whether or not a legal entity, and any government agency and political subdivision thereof;

"Plan of Arrangement" means the plan of arrangement with respect to the Arrangement, which plan of arrangement is attached as Appendix B to this Proxy Circular and any amendments, variations or supplements thereto made in accordance with the terms of the plan of arrangement or at the direction of the Court;

"Proposed Amendments" means all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof;

"Proxy Circular" means, collectively, the notice of meeting and the management proxy circular, including all appendices thereto, sent to shareholders of ACE Aviation in connection with the special meeting of shareholders of ACE Aviation;

"Qualified Purchaser" means a U.S. Shareholder that meets the requirements determined by ACE Aviation in connection with a Special Distribution so as to permit Distributed Securities to be distributed to such U.S. Shareholder without registration under applicable U.S. state securities laws. In addition, if ACE Aviation determines that a particular subsidiary or investee entity of ACE Aviation whose securities are the subject of a Special Distribution would be an "investment company" as defined in the 1940 Act if such Special Distribution was made in the United States to shareholders of ACE Aviation other than "qualified purchasers" within the meaning of Section 2(a)(51)(A) of the 1940 Act, a Qualified Purchaser shall also mean a "qualified purchaser" within the meaning of Section 2(a)(51)(A) of the 1940 Act. For the purposes of the Initial Special Distribution, a "Qualified Purchaser" means a person that is a "qualified purchaser" within the meaning of Section 2(a)(51)(A) of the 1940 Act and an institutional "accredited investor" within the meaning of Rules 501(a)(1), (2),
(3) or (7) of Regulation D under the 1933 Act;

"Qualified Purchaser Certification" means the certification to be provided by a U.S. Shareholder of ACE Aviation that qualifies a U.S. Shareholder as a Qualified U.S. Shareholder. A form of Qualified Purchaser Certification and related instructions will be provided to U.S. Shareholders in connection with each Special Distribution;

"Qualified U.S. Shareholder" means a U.S. Shareholder of ACE Aviation that is a Qualified Purchaser and that has, on or prior to a date to be specified for each Special Distribution, properly submitted (and not withdrawn) a Qualified Purchaser Certification to ACE Aviation certifying that it is a Qualified Purchaser;

"Sale Trustee" means CIBC Mellon or such other institution ACE Aviation may select;

"subsidiary" has the meaning ascribed thereto in the CBCA, provided that notwithstanding the reference to a body corporate in the CBCA, a subsidiary may include a limited partnership or trust;

"Special Distributions" means the Initial Special Distribution and any other special distributions by ACE to its shareholders of securities of subsidiaries or investee entities of ACE Aviation or cash by way of reduction of the stated capital of the Class A variable voting shares, the Class B voting shares and the preferred shares in the capital of ACE Aviation, as contemplated in the Plan of Arrangement;

"Tax Act" means the Income Tax Act (Canada), as amended, and the regulations thereunder;

"United States" or "U.S." means the United States of America and any territory or possession thereof;

"United States Holder" shall have the meaning ascribed thereto under "The Initial Special Distribution -- Certain United States Federal Income Tax Considerations"; and

"U.S. Shareholder" means any shareholder of ACE Aviation that is, on the effective date of a Special Distribution, within the United States.

                      APPENDIX A -- ARRANGEMENT RESOLUTION


                     SPECIAL RESOLUTION OF THE SHAREHOLDERS

                          OF ACE AVIATION HOLDINGS INC.

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. The arrangement (the "Arrangement") under section 192 of the Canada Business Corporations Act involving ACE Aviation Holdings Inc. ("ACE Aviation"), all as set forth in the plan of arrangement (the "Plan of Arrangement") attached as Appendix B to the Management Proxy Circular of ACE Aviation dated August 31, 2006 (the "Proxy Circular") is hereby authorized, approved and agreed to;

2. The Plan of Arrangement, the actions of the directors of ACE Aviation in approving the Plan of Arrangement and the actions of the directors and officers of ACE Aviation in executing and delivering the Plan of Arrangement and causing the performance by ACE Aviation of its obligations thereunder are hereby confirmed, ratified, authorized and approved;

3. Notwithstanding that this special resolution has been duly passed (and the Arrangement approved) by the shareholders of ACE Aviation or that the Arrangement has been approved by the Superior Court of Quebec, the directors of ACE Aviation are hereby authorized and empowered without further approval of the shareholders of ACE Aviation to amend the Plan of Arrangement to the extent permitted thereby, and not to proceed with the Arrangement, at any time prior to the time at which the Arrangement becomes effective; and

4. Any one director or one officer of ACE Aviation is hereby authorized, for on behalf of ACE Aviation, to execute or cause to be executed, and to deliver or to cause to be delivered, all such documents and to do or to cause to be done all such acts and things as such director or officer of ACE Aviation shall determine to be necessary or desirable in order to carry out the intent of the foregoing paragraphs of this special resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such documents or the doing of such act or thing.

                        APPENDIX B - PLAN OF ARRANGEMENT


                          MADE PURSUANT TO SECTION 192

                     OF THE CANADA BUSINESS CORPORATIONS ACT

                                    ARTICLE 1
                                 INTERPRETATION
1.1      Definitions

     In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

     "1933 Act" means the United States Securities Act of 1933, as amended;

     "1940 Act" means the United States Investment Company Act of 1940, as amended;

     "ACE Aviation" means ACE Aviation Holdings Inc.;

     "Aeroplan Fund Units" means the trust units of Aeroplan Income Fund, each trust unit representing an equal undivided beneficial interest in Aeroplan Income Fund;

     "Aeroplan Income Fund" means the unincorporated, open ended trust established pursuant to a declaration of trust dated May 12, 2005, as amended by an amended and restated declaration of trust dated June 21, 2005 under the laws of the Province of Ontario;

     "Arrangement" means the arrangement pursuant to Section 192 of the CBCA granting authority to the Board to proceed with special distributions of securities of Distributed Entities or cash by way of reduction of the stated capital of each of the Class A Variable Voting Shares, Class B Voting Shares and Preferred Shares, including the Initial Special Distribution, the whole on the terms and subject to the conditions set forth in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 6.1 or made at the direction of the Court in the Final Order (with the consent of ACE Aviation);

     "Arrangement Effective Date" means the date shown on the Certificate of Arrangement;

     "Arrangement Effective Time" means 12:01 a.m. (Montreal time) on the Arrangement Effective Date;

     "Board" means the board of directors of ACE Aviation;

     "Business Day" means a day other than a Saturday, Sunday or statutory holiday, where banks are generally open in Montreal, Quebec for the transaction of banking business;

     "CBCA" means the Canada Business Corporations Act and the regulations made thereunder, as amended;

     "Certificate of Arrangement" means the certificate of arrangement to be issued by the Director pursuant to Subsection 192(7) of the CBCA giving effect to the Arrangement;

     "Class A Variable Voting Shares" means the Class A variable voting shares in the capital of ACE Aviation;

     "Class B Voting Shares" means the Class B voting shares in the capital of ACE Aviation;

     "Code" means the United States Internal Revenue Code of 1986, as amended, and the regulations thereunder;

     "Court" means the Superior Court of Quebec;

     "Director" means the Director appointed pursuant to Section 260 of the CBCA;

     "Dissent Rights" has the meaning ascribed in Section 4.1;

     "Dissenting Shareholder" means a Registered Shareholder who validly exercises Dissent Rights and is entitled to be paid the fair value of its Shares (as determined in accordance with Section 4.1);

     "Distributed Entity" means Aeroplan Income Fund, Jazz Air Income Fund or any other entity that is a Subsidiary of ACE Aviation or in which ACE Aviation currently has an equity interest or may acquire an equity interest in the future;

     "Distributed Securities" means securities of a Distributed Entity that are distributed to Shareholders pursuant to a Special Distribution implemented in accordance with the Arrangement;

     "Final Order" means the final order of the Court approving the Arrangement, as such order may be amended by the Court at any time prior to the Arrangement Effective Date (so long as such amendment is made with the consent of ACE Aviation) or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

     "Initial Special Distribution" means the initial special distribution of Aeroplan Fund Units to be carried out under Section 3.2;

     "Initial Special Distribution Ratio" means the amount of Aeroplan Fund Units to be distributed per Class A Variable Voting Share, Class B Voting Share or Preferred Share (on an as-converted basis) held on the Initial Special Distribution Record Date to be announced by ACE Aviation by press release at least seven Business Days prior to the Initial Special Distribution Record Date;

     "Initial Special Distribution Record Date" means the close of business on the date announced by ACE Aviation by press release to determine the Shareholders entitled to participate in the Initial Special Distribution;

     "Interim Order" means the interim order of the Court, as it may be amended by the Court (with the consent of ACE Aviation), in connection with the Arrangement and related matters;

     "Meeting" means the special meeting of Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider, among other things, the Arrangement;

     "Non-Qualified U.S. Shareholder" means a U.S. Shareholder of ACE Aviation that is not a Qualified Purchaser or that fails to submit the required Qualified Purchaser Certification;

     "Person" means and includes any individual, corporation, limited partnership, general partnership, joint stock company, limited liability corporation, joint venture, association, company, trust, bank, trust company, pension fund, business trust or other organization, whether or not a legal entity, and any government agency and political subdivision thereof;

     "Plan of Arrangement, hereof, herein, hereunder" means this Plan of Arrangement, subject to any amendments or variations made in accordance with Section 6.1 or made at the direction of the Court in the Final Order (with the consent of ACE Aviation);

     "Preferred Shares" means the preferred shares in the capital of ACE
     Aviation;

     "Proxy Circular" means, collectively, the notice of meeting and the management proxy circular of ACE Aviation, including all appendices thereto, sent to the Shareholders in connection with the Meeting;

     "Qualified Purchaser" means a U.S. Shareholder that meets the requirements determined by ACE Aviation in connection with a Special Distribution so as to permit Distributed Securities to be distributed to such U.S. Shareholder without registration under applicable U.S. state securities laws. In addition, if ACE Aviation determines that a particular Distributed Entity whose securities are the subject of a Special Distribution would be an "investment company" as defined in the 1940 Act if such Special Distribution was made in the United States to shareholders of ACE Aviation other than "qualified purchasers" within the meaning of Section 2(a)(51)(A) of the 1940 Act, a Qualified Purchaser shall also mean a "qualified purchaser" within the meaning of Section 2(a)(51)(A) of the 1940 Act. For the purposes of the Initial Special Distribution, a "Qualified Purchaser" means a Person that is a "qualified purchaser" within the meaning of Section 2(a)(51)(A) of the 1940 Act and an institutional "accredited investor" within the meaning of Rules 501(a)(1), (2), (3) or (7) of Regulation D under the 1933 Act;

     "Qualified Purchaser Certification" means the certification to be provided by a U.S. Shareholder of ACE Aviation that qualifies a U.S. Shareholder as a Qualified U.S. Shareholder. A form of Qualified Purchaser Certification and related instructions will be provided to U.S. Shareholders in connection with each Special Distribution;

     "Qualified U.S. Shareholder" means a U.S. Shareholder of ACE Aviation that is a Qualified Purchaser and that has, on or prior to a date to be specified for each Special Distribution, properly submitted (and not withdrawn) a Qualified Purchaser Certification to ACE Aviation certifying that it is a Qualified Purchaser;

     "Registered Shareholders" means the registered holders of Class A Variable Voting Shares, Class B Voting Share or Preferred Shares;

     "Sale Trustee" means CIBC Mellon Trust Company or such other institution as ACE Aviation may select;

     "Shares" means the Class A Variable Voting Shares, the Class B Voting Shares and the Preferred Shares;

     "Shareholders" means the registered and beneficial holders of Shares;

     "Small Interest" means less than 50 Aeroplan Fund Units;

     "Special Distributions" means the Initial Special Distribution and any other special distributions by ACE to the Shareholders of securities of Distributed Entities or cash by way of reduction of the stated capital of each of the Class A Variable Voting Shares, the Class B Voting Shares and the Preferred Shares, as contemplated under Section 3.1;

     "Subsidiary" has the meaning attributed to such term in the CBCA, provided that, notwithstanding the reference to a body corporate in the CBCA, a subsidiary may refer to a limited partnership or trust;

     "Tax Act" means the Income Tax Act (Canada), as amended, including the regulations promulgated thereunder;

     "United States" or "U.S." means the United States of America and any territory or possession thereof; and

     "U.S. Shareholder" means any shareholder of ACE Aviation who is, on the effective date for a Special Distribution, within the United States.

1.2      Interpretation

     In this Plan of Arrangement:

         (a) Headings -- The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

         (b) References -- Unless otherwise indicated, all references to Articles and Sections are to Articles and Sections of this Plan of Arrangement.

         (c) Number and Gender -- Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing any gender include all genders.

         (d) Date for Any Action -- In the event that the date on which any action to be taken hereunder by any Person hereunder is not a Business Day, such action shall be taken on the next succeeding day which is a Business Day.

         (e) Statutory References -- References in this Plan of Arrangement to any statute includes all regulations made pursuant to such statute and the provisions of any statute or regulation which amends, supplements or supercedes any such statute or regulation.

         (f) Time -- Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein are local time (Montreal, Quebec) unless otherwise stipulated herein.

         (g) Currency -- All references to money amounts are to the lawful currency of Canada.

                                    ARTICLE 2
                              EFFECT OF ARRANGEMENT

2.1      Arrangement Binding

     The Arrangement will become effective at, and be binding at and after, the Arrangement Effective Time in accordance with its terms on: (i) ACE Aviation; and (ii) all Shareholders; without any further act or formality required on the part of any Person.

                                    ARTICLE 3
                                   ARRANGEMENT

3.1      The Arrangement - Reduction of Capital

     Commencing on the Arrangement Effective Date, the Board will have the authority, if deemed appropriate by the Board, without further approval on the part of the Shareholders, to make from time to time one or more Special Distribution(s) to the Shareholders, in an amount of up to $2 billion in the aggregate, in consideration and exchange for a reduction in the stated capital maintained in respect of each of the Class A Variable Voting Shares, Class B Voting Shares and Preferred Shares in an amount equal to the value of all the Distributed Securities or cash distributed by ACE Aviation to the holders of Class A Variable Voting Shares, Class B Voting Shares and Preferred Shares, or on their behalf.

     In the context of any Special Distribution (subsequent to the Initial Special Distribution) announced by the Board following the Arrangement Effective Date, the Board may, at its discretion, determine that such Special Distribution will be implemented in accordance with the procedure applicable to the Initial Special Distribution set out in Section 3.2 and Article 5 of this Plan of Arrangement, with any appropriate modifications determined by the Board, or that such Special Distribution will be implemented based on other terms to be announced in a press release issued by ACE Aviation with respect to such Special Distribution.

3.2      The Arrangement - Initial Special Distribution

     Commencing on the Initial Special Distribution Record Date, which shall be no later than three months following the Arrangement Effective Date, each of the events set out below shall occur and shall be deemed to occur in the following order without any further act or formality required on the part of any Person:

         (a) subject to Subsections 3.2(b), 3.2(c) and 3.2(d), ACE Aviation shall distribute to the Shareholders as of the Initial Special Distribution Record Date, other than Dissenting Shareholders, that number of Aeroplan Fund Units per Class A Variable Voting Share, Class B Voting Share and Preferred Share (on an as-converted basis) equal to the Initial Special Distribution Ratio, in consideration and exchange for a reduction of the stated capital maintained in respect of each of the Class A Variable Voting Shares, Class B Voting Shares and Preferred Shares in an amount equal to the value of all of the Aeroplan Fund Units distributed by ACE Aviation to the holders of Class A Variable Voting Shares, Class B Voting Shares and Preferred Shares, respectively, or on their behalf, determined by the Board at its sole discretion, such stated capital being further reduced by the amount paid by ACE Aviation pursuant to the Dissent Rights;

         (b) a fractional interest in an Aeroplan Fund Unit which would otherwise be distributed to a Registered Shareholder pursuant to Subsection 3.2(a) will be distributed to the Sale Trustee as agent for such Registered Shareholder after aggregating all such fractional Aeroplan Fund Units, and each such Registered Shareholder will receive a cash payment in Canadian dollars equal to such Registered Shareholder's pro rata portion of the net proceeds after expenses received by the Sale Trustee upon the sale of whole Aeroplan Fund Units representing an accumulation of all fractional interests in Aeroplan Fund Units to which all such Registered Shareholders would otherwise be entitled pursuant to Subsection 3.2(a);

         (c) Aeroplan Fund Units that would otherwise be distributed pursuant to Subsection 3.2(a) to a Registered Shareholder and that would represent a Small Interest will be distributed to the Sale Trustee as agent for such Registered Shareholder after aggregating all such Aeroplan Fund Units, and each such Registered Shareholder will receive a cash payment in Canadian dollars equal to such Registered Shareholder's pro rata portion of the net proceeds after expenses received by the Sale Trustee upon the sale of Aeroplan Fund Units representing the aggregate number of the Aeroplan Fund Units to which all such Registered Shareholders would otherwise be entitled pursuant to Subsection 3.2(a); and

         (d) Aeroplan Fund Units that would otherwise be distributed pursuant to Subsection 3.2(a) to a Non-Qualified U.S. Shareholder will be distributed to the Sale Trustee as agent for such Non-Qualified U.S. Shareholder, and such Non-Qualified U.S. Shareholder will only be entitled to receive a cash payment in Canadian dollars equal to such Non-Qualified U.S. Shareholder's pro rata portion of the net proceeds after expenses received by the Sale Trustee upon the sale of the aggregate of such Aeroplan Fund Units to which all such Non-Qualified U.S. Shareholders would otherwise be entitled pursuant to Subsection 3.2(a).

         Completion of the Initial Special Distribution in accordance with the above steps is subject to the prior receipt of an advance income tax ruling or opinion from the Canada Revenue Agency confirming that the Initial Special Distribution will be treated as a return of capital, unless such condition is waived by ACE Aviation. Confirmation of the Initial Special Distribution Ratio, the Initial Special Distribution Record Date, the receipt of the advance income tax ruling or opinion from the Canada Revenue Agency and the remaining terms of the Initial Special Distribution will be provided to the Shareholders by press release at least seven Business Days prior to the Initial Special Distribution Record Date.

3.3      Transfers Free and Clear of Title Restrictions

     Any transfer of any Distributed Securities pursuant to the Arrangement shall be free and clear of any hypothecs, liens, claims, encumbrances, charges, adverse interests or security interests.

                                    ARTICLE 4
                                RIGHTS OF DISSENT

4.1      Rights of Dissent

     Registered Shareholders may exercise rights of dissent with respect to their Shares pursuant to and in the manner set forth in section 190 of the CBCA as modified by the Interim Order and this Section 4.1 (the "Dissent Rights"), provided that written notice setting forth a Registered Shareholder's objection to the Arrangement and exercise of Dissent Rights must be received by the Corporate Secretary of ACE Aviation at its registered office set out in the Proxy Circular not later than 5:00 p.m. (Montreal Time) on the day which is two Business Days preceding the Meeting or any adjournment or postponement thereof. Dissenting Shareholders who duly exercise their Dissent Rights and who:

         (a) are ultimately entitled to be paid fair value for their Shares, shall be deemed to have transferred such Shares as of the Arrangement Effective Time and shall be entitled to be paid the fair value of such Shares, and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights; or

         (b) are ultimately not entitled, for any reason, to be paid fair value for their Shares shall be deemed to have participated in the Arrangement on the same basis as any non-Dissenting Shareholder as at and from the Arrangement Effective Date.

4.2      Recognition of Dissenting Shareholders

     In no circumstances shall ACE Aviation or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is a registered holder of those Shares in respect of which such rights are sought to be exercised.

     From and after the Arrangement Effective Date, neither ACE Aviation nor any other Person shall be required to recognize a Dissenting Shareholder as a shareholder of ACE Aviation and the names of the Dissenting Shareholders shall be deleted from the register of holders of Shares previously maintained or caused to be maintained by ACE Aviation.

                                    ARTICLE 5
                      CERTIFICATES FOR AEROPLAN FUND UNITS

5.1      Right to Aeroplan Fund Units

         (a) ACE Aviation shall, as soon as practicable following the Initial Special Distribution Record Date, cause the Sale Trustee to forward or cause to be forwarded by ordinary prepaid post to each Registered Shareholder, at the address shown on the central securities register of ACE Aviation, certificates representing the number of Aeroplan Fund Units to which each Registered Shareholder is entitled pursuant to Subsection 3.2(a), the whole in accordance with the provisions hereof. ACE Aviation shall provide the Sale Trustee with sufficient certificates representing Aeroplan Fund Units for such purpose.

         (b) Each Registered Shareholder entitled to receive Aeroplan Fund Units under the Initial Special Distribution shall be the registered holder for all purposes as of the Initial Special Distribution Record Date of the number of Aeroplan Fund Units to which such Registered Shareholder is entitled. All distributions paid on or after the Initial Special Distribution Record Date on or in respect of any Aeroplan Fund Units which a Registered Shareholder is entitled to receive pursuant to the Initial Special Distribution, but for which a certificate is not yet delivered to such Registered Shareholder in accordance with Subsection 5.1(a), shall be paid or made to such Registered Shareholder when such certificate is delivered to such Registered Shareholder in accordance with Subsection 5.1(a).

5.2      Fractions, Small Interests and Non-Qualified U.S. Shareholders

         (a) The Sale Trustee shall cause to be sold, on behalf of the affected Shareholders, all Aeroplan Fund Units referred to in Subsections 3.2(b), 3.2(c) and 3.2(d) through the facilities of the Toronto Stock Exchange or in such other manner as deemed appropriate by the Sale Trustee, as soon as reasonably practicable following the Initial Special Distribution Record Date on such dates and at such prices as the Sale Trustee determines in its sole discretion. Neither ACE Aviation nor the Sale Trustee shall be liable for any loss arising out of any such sales.

         (b) The aggregate net proceeds after expenses of such sales shall be distributed by the Sale Trustee among the Persons entitled to receive same as provided in Subsections 3.2(b), 3.2(c) and 3.2(d) by the delivery to each such Person of a cheque in Canadian dollars or other form of payment agreed to by such Person.

         (c) No dividend, distribution, split or other change in the capital structure of Aeroplan Income Fund will have any effect on Aeroplan Fund Units mentioned in Subsections 3.2(b), 3.2(c) and 3.2(d) and such Aeroplan Fund Units will not entitle the holder thereof to exercise any rights as a security holder of Aeroplan Income Fund.

5.3      Withholding Rights

     ACE Aviation and the Sale Trustee shall be entitled to deduct and withhold from any consideration otherwise payable to any Shareholder under this Plan of Arrangement, such amounts as ACE Aviation or the Transfer Agent is required to deduct and withhold with respect to such payment under Tax Act, the Code or any provision of provincial, state, local or foreign tax law, in each case, as amended or succeeded. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

                                    ARTICLE 6
                          AMENDMENTS AND OTHER MATTERS

6.1      Amendments to Plan of Arrangement

         (a) ACE Aviation reserves the right to amend, modify and/or supplement this Plan of Arrangement from time to time at any time prior to the Arrangement Effective Time provided that any such amendment, modification or supplement must be contained in a written document that is: (i) filed with the Court and, if made following the Meeting, approved by the Court, and (ii) communicated to Shareholders in any manner ordered by the Court.

         (b) Any amendment, modification or supplement to this Plan of Arrangement which is approved by the Court following the Meeting shall be effective only: (i) if it is consented to by ACE Aviation, and (ii) if required by the Court or applicable law, it is consented to by the Shareholders.

         (c) Subject to applicable law, any amendment, modification or supplement to this Plan of Arrangement may be made unilaterally by ACE Aviation following the Arrangement Effective Date, provided that it concerns a matter which, in the reasonable opinion of ACE Aviation, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not materially adverse to the financial or economic interests of the shareholders of ACE Aviation.

                                    ARTICLE 7
                                   TERMINATION

7.1      Termination

     Notwithstanding any prior approvals by the Court or by the Shareholders, the Board may decide not to proceed with the Arrangement and to revoke the Arrangement resolution adopted at the Meeting at any time prior to the issuance of the Certificate of Arrangement, without further approval of the Court or the Shareholders.

                           APPENDIX C - INTERIM ORDER


                                 SUPERIOR COURT


CANADA
PROVINCE OF QUEBEC
DISTRICT OF MONTREAL
(Commercial Division)

No:  500-11-028817-068

DATE:  August 31, 2006

--------------------------------------------------------------------------------

IN THE PRESENCE OF THE HONOURABLE RICHARD WAGNER

--------------------------------------------------------------------------------

ACE AVIATION HOLDINGS INC., a legal person duly constituted under the CBCA,

         Applicant

v.

THE DIRECTOR IN CHARGE OF THE CBCA,

         Mis en cause

--------------------------------------------------------------------------------

JUDGMENT

--------------------------------------------------------------------------------

[1]      CONSIDERING the application of ACE Aviation Holdings Inc. ("ACE
Aviation") under Section 192 of the CBCA at the interim level

[2]      CONSIDERING the affidavit of Mr. Brian Dunne dated August 30, 2006, and the exhibits produced in support of ACE Aviation's application;

[3]      CONSIDERING that the requirements set forth by the Director in charge of the CBCA ("Director") in the Policy statement 15.1 of the Director concerning arrangements under Section 192 of the CBCA has been complied with and that the Director has concluded that he did not need to appear or be heard on the application;

THE COURT MAKES THE FOLLOWING INTERIM ORDER:

GRANT the application for interim order;

DISPENSE ACE Aviation from serving the application for Interim Order, except to the Director in charge of the Canada Business Corporations Act, R.S.C., 1985, c. C-44 (the "CBCA");

As to the meeting
-----------------

         AUTHORIZE AND DIRECT ACE Aviation Holdings Inc. ("ACE Aviation") to call, hold and conduct a special shareholder meeting of the registered and beneficial holders of Class A variable voting shares, Class B variable voting shares and preferred shares in the capital of ACE Aviation (collectively referred to as the "Shareholders") (the "Special Meeting"), such meeting to be called, held and conducted in accordance with the provisions of the CBCA and the articles and by-laws of ACE Aviation for the purpose of considering and, if deemed advisable, passing a special resolution (the "Arrangement Resolution") to approve a plan of arrangement (the "Plan of Arrangement") being Appendix B to the management proxy circular (the "Circular") (Exhibit R-1) produced into the Court Record;

         AUTHORIZE ACE Aviation to make such amendments, revisions or supplements to the Circular (including to the Arrangement Resolution, the Plan of Arrangement and the other appendices) as it may determine until such time as the Notice of Meeting is given, without any additional notice to the Shareholders and DECLARE that the Arrangement Resolution and the Plan of Arrangement, as amended, revised or supplemented, shall be the ones submitted at the Special Meeting;

         ORDER that the Special Meeting be held in Montreal on October 5, 2006;

         AUTHORIZE ACE Aviation to adjourn or postpone the Special Meeting on one or more occasions, without the necessity of first convening the Special Meeting or first obtaining any vote of the Shareholders in respect of the adjournment or postponement;

As to the notice of meeting
---------------------------

         ORDER that ACE Aviation give written notice of said Special Meeting to the Shareholders (the "Notice of Meeting") in accordance with the provisions of its by-laws, by mailing the same by prepaid ordinary post to the address of each Shareholder as recorded on the books of ACE Aviation as at September 1, 2006, provided that ACE Aviation shall complete the mailing of such Notice of Meeting no less than twenty-one days before the Special Meeting;

         ORDER that ACE Aviation send to the Shareholders: a copy of the documents filed herewith as Exhibits R-1 and R-2 in substantially the form filed, being the proxy forms and the Circular, the latter including, inter alia, a copy of the Arrangement Resolution, of the Plan of Arrangement and of the interim order (the "Interim Order") to be rendered herein, being respectively Appendices A, B and C to the Circular, all with such changes as may be deemed necessary or advisable by ACE Aviation to, amongst others, respond to the requirements of any regulatory authority having jurisdiction over ACE Aviation (collectively referred to as the "Proxy Material");

         DECLARE that the Proxy Material shall be deemed, for the purposes of the Interim Order, the Special Meeting and/or the final order (the "Final Order") to have been received by and/or served on the Shareholders three days after delivery thereof to the post office;

As to voting
------------

         DECLARE that the Shareholders may authorize the transactions contemplated by the Plan of Arrangement by the Arrangement Resolution passed at the Special Meeting by at least 66-2/3% of the votes cast by the Shareholders present or represented by proxy and entitled to vote at such meeting;

As to dissent rights
--------------------

         ORDER that:

         a) The Shareholders shall be entitled to dissent from the Arrangement Resolution approving the proposed Plan of Arrangement (the "Dissenting Shareholder") in the manner provided in Section 190 of the CBCA as modified by the Interim Order and the Plan of Arrangement;

         b) a Shareholder who wishes to dissent shall provide a written objection to the Corporate Secretary of ACE Aviation at ACE Aviation's registered office located at 5100 De Maisonneuve Boulevard, Montreal, Quebec, Canada H4A 3T2 or by facsimile transmission to the Secretary of the Special Meeting, no later than 5 o'clock p.m. (Montreal time) on October 2, 2006, (or 5 o'clock p.m. (Montreal Time) the day that is two business days immediately preceding the date of Special Meeting);

         c) any Dissenting Shareholder shall be entitled, in the event that the Plan of Arrangement becomes effective, to be paid by ACE Aviation the fair value of its shares held by such Dissenting Shareholder determined as at the close of business on the business day immediately preceding the Special Meeting;

As to any additional Interim Order
----------------------------------

         AUTHORIZE ACE AVIATION to petition this Honorable Court and, if and when necessary, to seek any additional Interim Order;

As to Final Order
-----------------

         AUTHORIZE ACE Aviation to present the present application for the Final Order before this Honorable Court on October 6, 2006, or at any other date following notification by news release to the Shareholders of the date of presentation of the present application for a Final Order before this Honorable Court, at least ten (10) days before such date, without further notice;

         DECLARE that compliance by ACE Aviation with the provisions of the Interim Order shall constitute good and sufficient service of this application for Final Order by ACE Aviation to all of the Shareholders and to any other person and that no other form of service need be made and no other material need be sent or served on such persons in respect of these proceedings;

         ORDER that ACE Aviation shall make proof of service with an affidavit of one of its officers to the effect that the Proxy Material was sent in accordance with the Interim Order to which shall be attached a CD-Rom listing all the Shareholders to whom the Proxy Material was sent;

         ORDER that the Shareholders (and any transferee after the record date of September 1, 2006) and all other persons notified in accordance with the Interim Order shall be parties to this application for Final Order and shall be bound by the orders and findings of this Court in connection with the Final Order;

         ORDER that ACE Aviation shall present this application for Final Order with a certified copy of the Arrangement Resolution duly passed;


(B)      ON THE FINAL APPLICATION
         ------------------------

         GRANT the present application for Final Order;

         DECLARE the Plan of Arrangement duly adopted in accordance with the directions given by this Court on the Interim Order;

         DECLARE that the Plan of Arrangement conforms with the requirements of the CBCA;

         DECLARE that the Plan of Arrangement is fair to the Shareholders;

         APPROVE the Arrangement Resolution;

         APPROVE the Plan of Arrangement;

         THE WHOLE without costs.



                                                     /S/  Richard Wagner
                                                     ---------------------------
                                                     RICHARD WAGNER, S.C.J.

                           APPENDIX D - DISSENT RIGHTS


                             SECTION 190 OF THE CBCA


190. (1) Right to dissent - Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

         (a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

         (b) amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

         (c) amalgamate otherwise than under section 184;

         (d) be continued under section 188;

         (e) sell, lease or exchange all or substantially all its property under subsection 189(3); or

         (f) carry out a going-private transaction or a squeeze-out transaction.

(2) Further right - A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

(2.1) If one class of shares - The right to dissent described in subsection (2) applies even if there is only one class of shares.

(3) Payment for shares - In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

(4) No partial dissent - A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5) Objection - A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

(6) Notice of resolution - The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

(7) Demand for payment - A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

         (a) the shareholder's name and address;

         (b) the number and class of shares in respect of which the shareholder dissents; and

         (c) a demand for payment of the fair value of such shares.

(8) Share certificate - A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

(9) Forfeiture - A dissenting shareholder who fails to comply with subsection
(8) has no right to make a claim under this section.

(10) Endorsing certificate - A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

(11) Suspension of rights - On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

         (a) the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

         (b) the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

         (c) the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder's rights are reinstated as of the date the notice was sent.

(12) Offer to pay - A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

         (a) a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

         (b) if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

(13) Same terms - Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

(14) Payment - Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

(15) Corporation may apply to court - Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

(16) Shareholder application to court - If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

(17) Venue - An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

(18) No security for costs - A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

(19) Parties - On an application to a court under subsection (15) or (16),

         (a) all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

         (b) the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

(20) Powers of court - On an application to a court under subsection (15) or
(16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

(21) Appraisers - A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

(22) Final order - The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

(23) Interest - A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

(24) Notice that subsection (26) applies - If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(25) Effect where subsection (26) applies - If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

         (a) withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

         (b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(26) Limitation - A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

         (a) the corporation is or would after the payment be unable to pay its liabilities as they become due; or

         (b) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

                                                                      Document 2

           [ACE AVIATION LOGO OMITTED]

                                                  FOR USE BY HOLDERS OF CLASS A
           ACE AVIATION HOLDINGS INC.             VARIABLE VOTING SHARES ONLY
                  PROXY

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF ACE AVIATION HOLDINGS INC. ("ACE AVIATION") IN CONNECTION WITH THE 2006 SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON OCTOBER 5, 2006 (the "MEETING").

The undersigned holder of Class A variable voting shares of ACE Aviation, hereby appoints Robert A. Milton, Michael M. Green or Carolyn M. Hadrovic, or instead of any of the foregoing, _______________________________ as such holder's proxyholder, with full power of substitution, to attend, act and vote on my behalf in respect of all matters that may come before the Meeting, and at any and all adjournments thereof to the same extent and with the same power as if the undersigned were personally present thereat AND WITH AUTHORITY TO VOTE AND ACT IN SUCH PROXYHOLDER'S DISCRETION WITH RESPECT TO AMENDMENTS OR VARIATIONS TO MATTERS REFERRED TO IN THE NOTICE OF MEETING AND WITH RESPECT TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING. The proxyholder is hereby directed to vote, or withhold from voting, including on any ballot that may be called for, the shares represented by this Proxy in accordance with the instructions of the undersigned indicated below. If no choice is indicated for any particular item specified above, the shares represented by this Proxy will be voted FOR such item. The undersigned hereby revokes any prior proxy or proxies relating to the shares represented by this Proxy and ratifies and confirms all that the proxyholder may do by virtue of this appointment, provided that such proxyholder votes in accordance with the instructions set out herein.

(1)   PLAN OF ARRANGEMENT

      Passing a special resolution, attached as Appendix "A" to the Management Proxy Circular, approving the Plan of Arrangement under the Canada Business Corporations Act set forth in Appendix "B" to the Management Proxy Circular

      [ ]     Vote FOR               [ ]    Vote AGAINST

DECLARATION OF CANADIAN STATUS

The undersigned certifies that it has made reasonable inquiries as to the Canadian status of the registered holder and the beneficial owner of the shares represented by proxy and has read the definitions found on the reverse side so as to make an accurate Declaration of Canadian status. The undersigned hereby certifies that the shares represented by this Proxy are, OWNED and CONTROLLED(1) by a CANADIAN(2):

[ ]   Yes       [ ]   No

IF YOU DO NOT COMPLETE THIS DECLARATION OF CANADIAN STATUS OR IF IT IS DETERMINED BY ACE AVIATION OR ITS TRANSFER AGENT THAT YOU INCORRECTLY INDICATED (THROUGH INADVERTENCE OR OTHERWISE) THAT THE SHARES REPRESENTED BY THIS PROXY ARE OWNED AND CONTROLLED BY A CANADIAN, THE SHARES REPRESENTED BY THIS PROXY WILL BE DEEMED TO BE OWNED AND CONTROLLED BY A PERSON THAT IS NOT A CANADIAN.
                                                              ---


DATE:
      ----------------                -----------------------------------------
                                      (Signature of Shareholder)

NUMBER OF SHARES REPRESENTED
BY THIS PROXY:
               --------------         ------------------------------------------
                                      (Name of Shareholder)
  -------------------------
 |  CONTROL NUMBER:        |
 |                         |
  -------------------------

(1) See definition of "Control" on the reverse side of this proxy.
(2) See definition of "Canadian" on the reverse side of this proxy.

INSTRUCTIONS FOR COMPLETION OF THIS PROXY:

1. This Proxy must be dated and signed by the holder of the shares represented by this Proxy, or his or her attorney duly authorized in writing, or if the shareholder is a corporation or other legal entity, by an authorized officer or attorney. If the signatory is acting in a fiduciary or representative capacity, provide full particulars of such appointment and authority.

2. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON TO ATTEND AND ACT FOR HIM OR HER AND ON HIS OR HER BEHALF AT THE MEETING OTHER THAN ANY OF THE PERSONS DESIGNATED IN THIS FORM OF PROXY. Such right may be exercised by filling in the name of such person in the blank space provided on the other side of this Proxy. A person appointed as nominee to represent a shareholder need not be a shareholder of ACE Aviation. A PERSON APPOINTED AS PROXYHOLDER MUST BE PRESENT AT THE MEETING TO VOTE and may be required to certify whether such person is a Canadian (as defined below).

3. If this Proxy is undated, it will be deemed to be dated the date on which it was mailed on behalf of ACE Aviation.

4. Any of the joint holders of shares of ACE Aviation may sign a form of proxy in respect of such shares but, if more than one of them is present at the Meeting or represented by proxyholder, then that one of them whose name appears first in the register of the holders of such shares, or that one's proxyholder, will alone be entitled to vote in respect thereof.

5. Proxies must be received by ACE Aviation's transfer agent, CIBC Mellon Trust Company, at its principal Corporate Trust Offices in Halifax, Montreal, Toronto, Vancouver or Calgary prior to 4:00 p.m. (Montreal time) on October 3, 2006 or with the Secretary of the Meeting prior to commencement of the Meeting on the day of the Meeting or on the day of any adjournment thereof. The addresses of such Corporate Trust Offices are found on page 36 of the Management Proxy Circular.

DEFINITIONS:

"Canadian" means:

(a) a Canadian citizen (as defined below) or a permanent resident (as defined below),
(b)  a government in Canada or an agent of such a government, or
(c) a corporation or other entity that is incorporated or formed under the laws of Canada or a province, that is controlled in fact by Canadians and of which at least 75% of the voting interests are owned and controlled by Canadians.

"Canadian citizen" means,

(a)  a person who was born in Canada after February 14, 1977;
(b) a person who was born outside of Canada after February 14, 1977 and at the time of his or her birth one of his or her parents, other than a parent who adopted him or her, was a Canadian citizen;
(c) a person who has been granted or has acquired citizenship and, in the case of a person who is 14 years of age or over on the day that he or she is granted citizenship, he or she has taken the oath of citizenship;
(d)  a person who was a citizen immediately before February 15, 1977; or
(e) a person who was entitled, immediately before February 15, 1977, to become a citizen under paragraph 5(1)(b) of the former Canadian Citizenship Act.

"Control" means control in any manner that results in control in fact, whether directly through the ownership of securities or indirectly through a trust, an agreement or arrangement, the ownership of any body corporate or otherwise, and, without limiting the generality of the foregoing, a body corporate is deemed to be controlled by a person if securities of the body corporate to which are attached more than 50% of the votes that may be cast to elect directors of the body corporate are held, otherwise than by way of security only, by or for the benefit of that person; and the votes attached to those securities are sufficient, if exercised, to elect a majority of the directors of the body corporate; and a partnership or unincorporated organization is deemed to be controlled by a person if an ownership interest therein representing more than 50% of the assets of the partnership or organization is held, otherwise than by way of security only, by or for the benefit of that person.

"Permanent resident" means a person who:
(a) has been granted lawful permission to come into Canada to establish permanent residence,
(b)  has not become a Canadian citizen, and
(c) has not left or remained outside Canada with the intention of abandoning Canada as that person's place of permanent residence,
(d) or had a deportation order made against him which has not been quashed or stayed; and
(e) has not resided outside Canada for more than 183 days in any 12 month period unless that person satisfies an immigration officer or an adjudicator, as the case may be, that such person did not intend to abandon Canada as such person's place of permanent residence.

                                                                      Document 3

        [ACE AVIATION LOGO OMITTED]

                                                 FOR USE BY HOLDERS OF CLASS B
        ACE AVIATION HOLDINGS INC.               VARIABLE VOTING SHARES ONLY
                PROXY

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF ACE AVIATION HOLDINGS INC. ("ACE AVIATION") IN CONNECTION WITH THE 2006 SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON OCTOBER 5, 2006 (the "Meeting").

The undersigned holder of Class B voting shares of ACE Aviation, hereby appoints Robert A. Milton, Michael M. Green or Carolyn M. Hadrovic, or instead of any of the foregoing, _______________________________ as such holder's proxyholder, with full power of substitution, to attend, act and vote on my behalf in respect of all matters that may come before the Meeting, and at any and all adjournments thereof to the same extent and with the same power as if the undersigned were personally present thereat AND WITH AUTHORITY TO VOTE AND ACT IN SUCH PROXYHOLDER'S DISCRETION WITH RESPECT TO AMENDMENTS OR VARIATIONS TO MATTERS REFERRED TO IN THE NOTICE OF MEETING AND WITH RESPECT TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING. The proxyholder is hereby directed to vote, or withhold from voting, including on any ballot that may be called for, the shares represented by this Proxy in accordance with the instructions of the undersigned indicated below. If no choice is indicated for any particular item specified above, the shares represented by this Proxy will be voted FOR such item. The undersigned hereby revokes any prior proxy or proxies relating to the shares represented by this Proxy and ratifies and confirms all that the proxyholder may do by virtue of this appointment, provided that such proxyholder votes in accordance with the instructions set out herein.

(1)   PLAN OF ARRANGEMENT

      Passing a special resolution, attached as Appendix "A" to the Management Proxy Circular, approving the Plan of Arrangement under the Canada Business Corporations Act set forth in Appendix "B" to the Management Proxy Circular

      [ ]     Vote FOR               [ ]    Vote AGAINST

DECLARATION OF CANADIAN STATUS
The undersigned certifies that it has made reasonable inquiries as to the Canadian status of the registered holder and the beneficial owner of the shares represented by proxy and has read the definitions found on the reverse side so as to make an accurate Declaration of Canadian status. The undersigned hereby certifies that the shares represented by this Proxy are, OWNED and CONTROLLED(1) by a CANADIAN(2).

[ ]   Yes      [ ]   No

IF YOU DO NOT COMPLETE THIS DECLARATION OF CANADIAN STATUS OR IF IT IS DETERMINED BY ACE AVIATION OR ITS TRANSFER AGENT THAT YOU INCORRECTLY INDICATED (THROUGH INADVERTENCE OR OTHERWISE) THAT THE SHARES REPRESENTED BY THIS PROXY ARE OWNED AND CONTROLLED BY A CANADIAN, THE SHARES REPRESENTED BY THIS PROXY WILL BE DEEMED TO BE OWNED AND CONTROLLED BY A PERSON THAT IS NOT A CANADIAN.
                                                              ---


DATE:
      ----------------                -----------------------------------------
                                      (Signature of Shareholder)

NUMBER OF SHARES REPRESENTED
BY THIS PROXY:
               --------------         ------------------------------------------
                                      (Name of Shareholder)
  -------------------------
 |  CONTROL NUMBER:        |
 |                         |
  -------------------------


(1) See definition of "Control" on the reverse side of this proxy.
(2) See definition of "Canadian" on the reverse side of this proxy.

INSTRUCTIONS FOR COMPLETION OF THIS PROXY:

1. This Proxy must be dated and signed by the holder of the shares represented by this Proxy, or his or her attorney duly authorized in writing, or if the shareholder is a corporation or other legal entity, by an authorized officer or attorney. If the signatory is acting in a fiduciary or representative capacity, provide full particulars of such appointment and authority.

2. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON TO ATTEND AND ACT FOR HIM OR HER AND ON HIS OR HER BEHALF AT THE MEETING OTHER THAN ANY OF THE PERSONS DESIGNATED IN THIS FORM OF PROXY. Such right may be exercised by filling in the name of such person in the blank space provided on the other side of this Proxy. A person appointed as nominee to represent a shareholder need not be a shareholder of ACE Aviation. A PERSON APPOINTED AS PROXYHOLDER MUST BE PRESENT AT THE MEETING TO VOTE and may be required to certify whether such person is a Canadian (as defined below).

3. If this Proxy is undated, it will be deemed to be dated the date on which it was mailed on behalf of ACE Aviation.

4. Any of the joint holders of shares of ACE Aviation may sign a form of proxy in respect of such shares but, if more than one of them is present at the Meeting or represented by proxyholder, then that one of them whose name appears first in the register of the holders of such shares, or that one's proxyholder, will alone be entitled to vote in respect thereof.

5. Proxies must be received by ACE Aviation's transfer agent, CIBC Mellon Trust Company, at its principal Corporate Trust Offices in Halifax, Montreal, Toronto, Vancouver or Calgary, prior to 4:00 p.m. (Montreal time) on October 3, 2006 or with the Secretary of the Meeting prior to commencement of the Meeting on the day of the Meeting or on the day of any adjournment thereof. The addresses of such Corporate Trust Offices are found on page 36 of the Management Proxy Circular.

DEFINITIONS:

"Canadian" means:

(a) a Canadian citizen (as defined below) or a permanent resident (as defined below),
(b)  a government in Canada or an agent of such a government, or
(c) a corporation or other entity that is incorporated or formed under the laws of Canada or a province, that is controlled in fact by Canadians and of which at least 75% of the voting interests are owned and controlled by Canadians.

"Canadian citizen" means,

(a)  a person who was born in Canada after February 14, 1977;
(b) a person who was born outside of Canada after February 14, 1977 and at the time of his or her birth one of his or her parents, other than a parent who adopted him or her, was a Canadian citizen;
(c) a person who has been granted or has acquired citizenship and, in the case of a person who is 14 years of age or over on the day that he or she is granted citizenship, he or she has taken the oath of citizenship;
(d)  a person who was a citizen immediately before February 15, 1977; or
(e) a person who was entitled, immediately before February 15, 1977, to become a citizen under paragraph 5(1)(b) of the former Canadian Citizenship Act.

"Control" means control in any manner that results in control in fact, whether directly through the ownership of securities or indirectly through a trust, an agreement or arrangement, the ownership of any body corporate or otherwise, and, without limiting the generality of the foregoing, a body corporate is deemed to be controlled by a person if securities of the body corporate to which are attached more than 50% of the votes that may be cast to elect directors of the body corporate are held, otherwise than by way of security only, by or for the benefit of that person; and the votes attached to those securities are sufficient, if exercised, to elect a majority of the directors of the body corporate; and a partnership or unincorporated organization is deemed to be controlled by a person if an ownership interest therein representing more than 50% of the assets of the partnership or organization is held, otherwise than by way of security only, by or for the benefit of that person.

"Permanent resident" means a person who:

(a) has been granted lawful permission to come into Canada to establish permanent residence,
(b)  has not become a Canadian citizen, and
(c) has not left or remained outside Canada with the intention of abandoning Canada as that person's place of permanent residence,
(d) or had a deportation order made against him which has not been quashed or stayed; and
(e) has not resided outside Canada for more than 183 days in any 12 month period unless that person satisfies an immigration officer or an adjudicator, as the case may be, that such person did not intend to abandon Canada as such person's place of permanent residence.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                ACE AVIATION HOLDINGS INC.
                                         ---------------------------------------
                                                       (Registrant)

Date:     September 5, 2006              By:  /s/ Brian Dunne
         -------------------------           -----------------------------------
                                             Name:  Brian Dunne
                                             Title: Executive Vice-President and
                                                    Chief Financial Officer